EXHIBIT 99.1

This description of Hydro-Québec is dated as of June 4, 2014 and appears as Exhibit 99.1 to Hydro-Québec’s annual report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2013.

This document may be delivered to you at any time but you should assume that the information is accurate only as of June 4, 2014. Hydro-Québec’s business, financial condition, results of operations and prospects may have changed since that date.

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Hydro-Québec, unless it is included in a registration statement filed under the Securities Act of 1933, as amended.

WHERE YOU CAN FIND MORE INFORMATION

This document appears as an exhibit to Hydro-Québec’s annual report filed with the U.S. Securities and Exchange Commission (the “SEC”) on Form 18-K for the fiscal year ended December 31, 2013. Additional information with respect to Hydro-Québec is available in the annual report or in other exhibits or amendments to the annual report.

You may read and copy any document we file with the SEC at the SEC’s public reference rooms in Washington, DC. Please call the SEC’s toll free number at 1-800-SEC-0330 for further information on the public reference room. These filings are also available from the Electronic Data Gathering, Analysis, and Retrieval system, which is commonly known by the acronym EDGAR, through the SEC’s website at http://www.sec.gov.

You may request a copy of these filings at no cost by calling Hydro-Québec at (514) 289-3147. This document is also available on our website at www.hydroquebec.com; however, any other information available on our website shall not be deemed to form a part of this document or the annual report to which it appears as an exhibit.

FORWARD-LOOKING STATEMENTS

Various statements made throughout this document are forward looking and contain information about financial results, economic conditions and trends, including, without limitation, the statements under the captions Corporate Outlook and Management’s Discussion and Analysis. The words “estimate”, “believe”, “expect”, “forecast”, “anticipate”, “intend” and “plan” and similar expressions identify forward-looking statements. You are cautioned that any such forward-looking statements are not guarantees of future performance. Forward-looking statements involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Such factors may include, among others, business risks, such as variations in runoff that affect hydroelectric plant performance, and general levels of economic activity which affect demand for electricity, and risks related to economic parameters, such as changes in interest and exchange rates. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this document. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar in order to permit the rate to be determined by fundamental forces without intervention except as required to maintain orderly conditions. Annual average noon spot exchange rates for major foreign currencies in which the debt of Hydro-Québec is denominated, expressed in Canadian dollars, are shown below.

Foreign Currency	2009	2010	2011	2012	2013	2014[a]
United States Dollar	$1.1420	$1.0299	$0.9891	$0.9996	$1.0299	$1.0998
Euro	1.5855	1.3661	1.3767	1.2850	1.3681	1.5101
Pound Sterling	1.7804	1.5918	1.5861	1.5840	1.6113	1.8308
100 Japanese Yen	1.2200	1.1760	1.2420	1.2540	1.0570	1.0730

a)                 Monthly average through the end of May 2014.

Source: Bank of Canada.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

MAP OF HYDRO-QUÉBEC’S MAJOR FACILITIES

Generating station rated 300 MW or more
Hydro
Thermal
Other facilities
Generating station under construction
Planned generating station
735-kV substation
735-kV line
450-kV direct-current line
Interconnection
Neighboring system (simplified)
Baie d'Hudson
(Hudson Bay)
Baie James
(James Bay)
QUÉBEC
La Grande-1
La Grande-2-A
Robert-Bourassa
La Grande-3
La Grande-4
Laforge-1
Laforge-2
Brisay
Eastmain-1
Eastmain-1-A
1927 Privy Council border
(not final)
Romaine-4
Romaine-3
Romaine-2
Romaine-1
Sainte-Marguerite-3
Manic-5-PA
Manic-5
René-Lévesque
(Manic-3)
Toulnustouc
Outardes-4
Outardes-3
Péribonka
Bersimis-1
Bersimis-2
Jean-Lesage (Manic-2)
Outardes-2
Île d'Anticosti
Fleuve Saint-Laurent
(St. Lawrence River)
Îles de la Madeleine
Trenche
Québec
Bécancour
Montréal
Carillon
Beauharnois
NEW BRUNSWICK
PRINCE EDWARD ISLAND
NOVA SCOTIA
ONTARIO
MAINE
VERMONT
NEW HAMPSHIRE
UNITED STATES
Toronto
Lake Ontario
NEW YORK
MASSACHUSETTS
CONNECTICUT
R.I.
PENNSYLVANIA
NEW JERSEY
New York
Boston
Atlantic Ocean
U.S.A.
Canada
Québec
United States
Mexico
0
75
150 km
Lambert, NAD83
80°
75°
70°
65°
55°
50°
45°
40°

FIVE-YEAR REVIEW

CONSOLIDATED AND SELECTED FINANCIAL INFORMATION

	Years ended December 31
	2009	2010	2011	2012	2013
	(in millions of dollars)
OPERATIONS

Revenue	$11,997	$12,269	$12,250	$12,136	$12,881

Expenditure
Operations	2,376	2,424	2,415	2,364	2,450
Electricity and fuel purchases	1,137	1,282	1,154	1,183	1,568
Depreciation and amortization	2,280	2,559	2,603	2,415	2,492
Taxes	924	906	864	997	1,000
	6,717	7,171	7,036	6,959	7,510

Operating result	5,280	5,098	5,214	5,177	5,371

Financial expenses	2,419	2,555	2,528	2,441	2,433

Result from continuing operations	2,861	2,543	2,686	2,736	2,938

Result from discontinued operations[a]	10	(28)	(75)	(1,876)	4

Net result	$2,871	$2,515	$2,611	$860	$2,942

DIVIDEND	$2,168	$1,886	$1,958	$645	$2,207

BALANCE SHEET SUMMARY
Total assets	$64,918	$65,794	$69,594	$70,508	$73,110
Long-term debt, including current portion and perpetual debt	$37,943	$38,660	$42,050	$43,524	$44,477
Equity	$18,419	$18,566	$18,834	$18,982	$19,394

INVESTMENTS FOR CONTINUING OPERATIONS AFFECTING CASH
Property, plant and equipment and intangible assets[b]	$4,307	$4,220	$3,814	$3,932	$4,335

FINANCIAL RATIOS
Interest coverage[c]	2.08	1.93	1.97	2.02	2.09
Return on equity from continuing operations[d]	17.9%	15.3%	15.5%	14.6%	14.6%
Profit margin from continuing operations[e]	23.8%	20.7%	21.9%	22.5%	22.8%
Capitalization[f]	32.6%	32.1%	31.4%	30.6%	30.5%
Self-financing[g]	41.3%	47.0%	48.7%	55.4%	68.3%

a)                 The discontinued operations are related to the 2012 decision to abandon the project to refurbish Gentilly-2 nuclear generating station and to terminate nuclear power operations.

b)                 Including the Energy Efficiency Plan.

c)                  Sum of operating result and net investment income divided by interest on debt securities.

d)                 Result from continuing operations divided by average equity less average result from discontinued operations for the current year and prior years and average accumulated other comprehensive income. For the period from 2009 to 2013, average equity less average result from discontinued operations for the current year and prior years and average accumulated other comprehensive income amounted to $15,952 million, $16,627 million, $17,319 million, $18,729 million and $20,141 million, respectively.

e)                  Result from continuing operations divided by revenue.

f)                   Equity divided by the sum of equity, long-term debt, current portion of long-term debt, perpetual debt, borrowings and derivative instrument liabilities, less derivative instrument assets and sinking fund.

g)                  Cash flows from operating activities less dividend paid, divided by the sum of cash flows from investing activities, excluding net disposal or acquisition of short-term investments, and repayment of long-term debt.

Note:                  Throughout the Five-Year Review, certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

FIVE-YEAR REVIEW (CONTINUED)

OPERATING STATISTICS

	Years ended December 31
	2009	2010	2011	2012	2013
	(in GWh)
Electricity Sales[a]
In Québec, by segment
Residential	62,291	59,348	62,402	61,956	65,983
Commercial, institutional and small industrial	43,324	43,009	43,683	43,775	44,620
Large industrial	54,675	59,828	58,210	56,875	56,855
Other	5,026	7,300	5,671	5,795	5,818
	165,316	169,485	169,966	168,401	173,276
Outside Québec
Canada/U.S. (long-term)	2,604	2,677	2,617	2,683	2,519
Canada/U.S. (short-term)	17,348	17,477	21,063	25,406	29,689
	19,952	20,154	23,680	28,089	32,208
Total Electricity Sales	185,268	189,639	193,646	196,490	205,484

	(in millions of dollars)
Revenue from Electricity Sales[a]
In Québec, by segment
Residential	$4,484	$4,287	$4,508	$4,452	$4,825
Commercial, institutional and small industrial	3,355	3,335	3,377	3,370	3,504
Large industrial	2,436	2,534	2,533	2,317	2,439
Other	274	350	302	303	317
	10,549	10,506	10,720	10,442	11,085
Outside Québec
Canada/U.S. (long-term)	255	247	253	211	229
Canada/U.S. (short-term)	1,032	1,057	999	983	1,296
	1,287	1,304	1,252	1,194	1,525
Total Revenue from Electricity Sales	$11,836	$11,810	$11,972	$11,636	$12,610

	(as at December 31)
Number of Customer Accounts
In Québec, by segment
Residential	3,635,794	3,684,966	3,731,047	3,777,196	3,821,012
Commercial, institutional and small industrial	308,521	311,149	313,468	314,895	316,585
Large industrial	194	192	189	188	186
Other	3,646	3,861	4,004	3,988	4,207
Total Customer Accounts	3,948,155	4,000,168	4,048,708	4,096,267	4,141,990

a)                 Data related to continuing operations.

FIVE-YEAR REVIEW (CONTINUED)

OPERATING STATISTICS (CONTINUED)

	Years ended December 31
	2009	2010	2011	2012	2013
	(in MW)
Installed Capacity
Hydroelectric	34,499	34,490	35,285	35,125	35,364
Nuclear[a]	675	675	675	—	—
Thermal	1,637	1,506	1,011	704	704
Wind farm	2	—	—	—	—
Total Installed Capacity	36,813	36,671	36,971	35,829	36,068	[b]

(in GWh)

Total Energy Requirements[c]	208,524	209,108	214,764	221,004	226,576

(in MW)

Peak Power Demand in Québec[d]	34,659	37,717	35,481	38,797	39,031

	(in km *)

Lines (overhead and underground)
Transmission	33,516	33,725	33,902	33,911	33,885	[e]
Distribution[f]	111,205	112,089	113,525	114,649	114,843
	144,721	145,814	147,427	148,560	148,728

a)                 Gentilly-2 generating station ceased to operate on December 28, 2012.

b)                 In addition to the generating capacity of our own facilities, we have access to almost all the output from Churchill Falls generating station (5,428 MW) under a contract with Churchill Falls (Labrador) Corporation Limited that will remain in effect until 2041. We also purchase all the output from 23 wind farms (2,399 MW) and 4 small hydropower plants (48 MW) and almost all the output from 11 biomass cogeneration facilities (205 MW) operated by independent power producers. Moreover, 1,146 MW are available under long-term contracts with other suppliers.

c)                  Total energy requirements consist of kilowatthours delivered within Québec and to neighboring systems.

d)                 The values indicated correspond to the needs for the winter beginning in December, including interruptible power. The peak for a given period is based on measurements at fixed intervals. The 2013-2014 winter peak was 39,031 MW and occurred on January 22, 2014, at 8:00 a.m., after the system load momentarily reached 39,240 MW at 7:26 a.m.

e)                  33,613 km of lines operated by Hydro-Québec TransÉnergie and 272 km by Hydro-Québec Distribution.

f)                   These figures include off-grid systems but exclude private systems, lines under construction and 44-kV lines (transmission).

*                     1 km = 0.62 miles

OTHER INFORMATION

	Years ended December 31
	2009	2010	2011	2012	2013

Average rate increase (decrease) from January 1 to December 31	1.6%	0.6%	(0.2)%	(0.4)%	1.7%

	As at December 31
Salaried Employees [a]	22,611	22,590	21,977	21,032	19,692
Total Number of Employees [a]
Permanent	19,536	19,521	19,415	18,926	17,861
Temporary	3,554	3,571	3,086	2,670	2,382
	23,090	23,092	22,501	21,596	20,243
Women	30.6%	30.9%	31.1%	30.6%	30.0%

a)                 Excluding employees of subsidiaries and joint ventures.

UNITS OF MEASURE

	V:	volt (a unit for measuring voltage)
	kV:	kilovolt (one thousand volts)
W:	watt (a unit for measuring power)	Wh:	watthour (a unit for measuring electric energy)
kW:	kilowatt (one thousand watts)	kWh:	kilowatthour (one thousand watthours)
MW:	megawatt (one million watts)	MWh:	megawatthour (one million watthours)
GW:	gigawatt (one billion watts)	GWh:	gigawatthour (one billion watthours)
		TWh:	terawatthour (one trillion watthours)

HYDRO-QUÉBEC

GENERAL

We operate one of the major systems in Canada for the generation, transmission and distribution of electric power. We supply virtually all electric power distributed in Québec, the largest province in Canada in land area and the second largest in population.

Hydro-Québec was created in 1944 by the Hydro-Québec Act of the Parliament of Québec and is an agent of Québec. All capital stock of Hydro-Québec is held by the Minister of Finance on behalf of the Government of Québec (the “Government”).

Our head office is located at 75 René-Lévesque Boulevard West, Montréal, Québec, Canada.

We carry on our activities in the four reportable business segments defined below. The other business segments and activities are grouped together under Corporate and Other Activities for reporting purposes.

•                               Generation: Hydro-Québec Production operates and develops our generating facilities in Québec. Hydro-Québec Production provides Hydro-Québec Distribution with a base volume of up to 165 TWh of heritage pool electricity annually (“Heritage Pool Electricity”) at an average price of 2.79¢/kWh, subject to indexation (see “Regulatory Framework — Energy Board Act”). In addition, it can participate in Hydro-Québec Distribution’s calls for tenders in a context of free market competition, and also sells electricity in markets outside Québec as well as engaging in energy-related arbitraging transactions;

•                               Transmission: Hydro-Québec TransÉnergie operates and develops our power transmission system. It markets system capacity and manages power flows throughout Québec;

•                                Distribution: Hydro-Québec Distribution operates and develops our distribution system and is responsible for sales and services to Québec customers. It also promotes energy efficiency and ensures the security of the supply of electricity to the Québec market;

•                               Construction: Hydro-Québec Équipement et services partagés and our wholly-owned subsidiary, Société d’énergie de la Baie James (“SEBJ”), design, build and refurbish generating and transmission facilities. Hydro-Québec Équipement et services partagés is responsible for projects throughout Québec, except in the territory governed by the James Bay and Northern Québec Agreement (the “JBNQ Agreement”). SEBJ builds generating facilities in the territory governed by the JBNQ Agreement (north of the 49th parallel) and may also carry out projects elsewhere in Québec or outside the province; and

•                               Corporate and Other Activities: The corporate units support our divisions in the achievement of their business objectives. They include the Groupe — Technologie (Technology Group), Groupe — Affaires corporatives et secrétariat général (Corporate Affairs and General Secretariat Group), Vice-présidence — Comptabilité et contrôle (Accounting and Control Vice Presidency), Vice-présidence — Financement, trésorerie et caisse de retraite (Financing, Treasury and Pension Fund Vice Presidency) and Vice-présidence — Ressources humaines (Human Resources Vice Presidency), as well as the Direction principale — Centre de services partagés (Shared Services Centre Unit), which reports to Hydro-Québec Équipement et services partagés. The Centre de services partagés (Shared Services Centre) brings together internal company-wide shared services, including procurement of goods and services, real estate management, document management and materials management, as well as management of food, accommodation and air and ground transportation services.

GENERATION

Hydro-Québec Production generates power to supply the Québec market and sells power on wholesale markets.

The following subsidiaries, affiliates and interests are also part of this segment:

•                                Churchill Falls (Labrador) Corporation Limited (“CF(L)Co”) (34.2% interest; hydroelectric generation activities);

•                                HQ Manicouagan inc. (wholly-owned; holds a 60% interest in Manicouagan Power Limited Partnership, which owns and operates a generating station (McCormick) located on the Rivière Manicouagan);

•                                Gestion Production HQ inc. (wholly-owned; investment in local generation businesses);

•                                HQ Energy Marketing Inc. (“HQEM”) (wholly-owned; conducts energy transactions in other Canadian provinces and holds shares in energy trading companies in Canada and the United States);

•                                H.Q. Energy Services (U.S.) Inc. (“HQUS”) (wholly-owned subsidiary of HQEM; power marketer in the United States); and

•                                Hydro Renewable Energy Inc. (“HRE”) (wholly-owned subsidiary of HQEM; participates in the development of new projects in the United States).

GENERATION OPERATIONS

Facilities

In Québec, our electric generation system comprises 87 generating stations currently in service, of which 61 are hydroelectric and 26 are thermal; with a total installed capacity of 36,068 MW as of December 31, 2013.

The following table lists the generating stations in service as of such date.

GENERATING STATIONS IN SERVICE IN QUÉBEC

Name of Facility	Years Commissioned[a]	Capacity
		(MW)
Hydroelectric[b]
Robert-Bourassa	1979-1981	5,616
La Grande-4	1984-1986	2,779
La Grande-3	1982-1984	2,417
La Grande-2-A	1991-1992	2,106
Beauharnois	1932-1961	1,853
Manic-5	1970-1971	1,596
La Grande-1	1994-1995	1,436
René-Lévesque (Manic-3)	1975-1976	1,285
Jean-Lesage (Manic-2)	1965-1967	1,187
Bersimis-1	1956-1959	1,178
Manic-5-PA	1989-1990	1,064
Outardes-3	1969	1,026
Sainte-Marguerite-3	2003-2004	882
Laforge-1	1993-1994	878
Bersimis-2	1959-1960	869
Outardes-4	1969	785
Eastmain-1-A	2011-2012	768
Carillon	1962-1964	753
Toulnustouc	2005	526
Outardes-2	1978	523
Eastmain-1	2006	480
Brisay	1993	469
Péribonka	2007-2008	385
Laforge-2	1996	319
Trenche	1950-1955	302
La Tuque	1940-1955	294
Beaumont	1958-1959	270
McCormick	1951-1965	235
Rocher-de-Grand-Mère	2004	230
Paugan	1928-1956	223
Rapide-Blanc	1934-1955	204
Shawinigan-2	1911-1929	200
Shawinigan-3	1948-1949	194
Manic-1	1966-1967	184
Rapides-des-Îles	1966-1973	176
Chelsea	1927-1939	152
Sarcelle	2013	150
La Gabelle	1924-1931	131
Première-Chute	1968-1975	131
Rapides-Farmer	1927-1947	104
Les Cèdres	1914-1924	103
Rapides-des-Quinze	1923-1955	103
Other (19 generating stations rated less than 100 MW)	1910-2009	798
Total		35,364
Thermal
Bécancour and Cadillac (gas turbine)	1976-1993	573
Other (24 diesel plants on off-grid systems)[c]	1967-2010	131
Total		704

a)                 Indicates years when facilities began commercial operation.

b)                 60 facilities are operated by Hydro-Québec Production and one facility is operated by Hydro-Québec Distribution.

c)                  Operated by Hydro-Québec Distribution.

Electricity Purchases

We purchase energy and capacity from the Churchill Falls generating station in Labrador through agreements with CF(L)Co. Under an initial power contract signed in 1969 with CF(L)Co, we agreed to purchase annually, through the year 2041, 4,083 MW of power (the “1969 Power Contract”). In June 1999, we signed another agreement with CF(L)Co to guarantee us the availability of 682 MW of additional power until 2041 for each November 1 to March 31 period. In 2013, purchases under the CF(L)Co agreements totaled 29.8 TWh at a cost of $108 million as compared to 30.8 TWh at a cost of $101 million in 2012.

We have a power agreement with Rio Tinto Alcan Inc., which was amended in 2006, for the purchase of 365 MW of peak power and 375 MW of additional peak power until December 31, 2045. Under this 2006 amendment, we also agreed to purchase from Rio Tinto Alcan Inc. an additional 150 MW of peak power until December 31, 2045.

In addition, we purchase energy and capacity under 73 long-term contracts with independent producers located in Québec. During 2013, 3.5 TWh were purchased under these contracts, at a total cost of $258 million. For 2014, we expect to purchase approximately 3.5 TWh. Hydro-Québec Distribution also has long-term contracts with independent producers (see “Distribution”).

We also purchase energy and capacity in connection with our energy marketing operations (see “Wholesale and Energy Marketing Operations”).

Peak

We use energy purchased from our neighboring systems, which experience different demand patterns, to meet a portion of our peak power needs in Québec (see “Wholesale and Energy Marketing Operations”). The following table summarizes our peak power demand in Québec and installed capacity as at December 31 for the years 2009 through 2013.

	Peak Power Demand[a]	Installed Capacity[b]	Total Average Load[c]
	(MW)
2009	34,659	36,813	23,804
2010	37,717	36,671	23,871
2011	35,481	36,971	24,516
2012	38,797	35,829	25,160
2013	39,031	36,068	25,865

a)                 The values indicated correspond to the needs for the winter beginning in December, including interruptible power. The peak for a given period is based on measurements at fixed intervals. The 2013-2014 winter peak was 39,031 MW and occurred on January 22, 2014, at 8:00 a.m., after the system load momentarily reached 39,240 MW at 7:26 a.m.

b)                 In addition to the generating capacity of our own facilities, we have access to almost all the output from Churchill Falls generating station (5,428 MW) under a contract with CF(L)Co that will remain in effect until 2041. We also purchase all the output from 23 wind farms (2,399 MW) and 4 small hydropower plants (48 MW) and almost all the output from 11 biomass cogeneration facilities (205 MW) operated by independent power producers. Moreover, 1,146 MW are available under long-term contracts with other suppliers.

c)                  Annual energy demand, including sales outside Québec, divided by the number of hours in the year.

Investment Outside Québec

In February 2014, we finalized an agreement to sell our interests in Bucksport Energy LLC.

WHOLESALE AND ENERGY MARKETING OPERATIONS

Québec Wholesale Market

The Québec wholesale electricity market has been open since May 1, 1997. This market is comprised of 11 distributors: Hydro-Québec Distribution, nine distributors operating municipal systems and one regional electricity cooperative. As a result of the opening of the wholesale market, the municipal systems can, subject to the Government’s authorization, purchase electricity from suppliers other than Hydro-Québec Distribution, and independent generators in Québec can sell their electricity on the wholesale market using Hydro-Québec TransÉnergie’s transmission facilities.

In addition to the Heritage Pool Electricity, Hydro-Québec Production signed agreements with Hydro-Québec Distribution, under a call for tenders issued in 2002, for the supply of 600 MW over a 20-year period starting in March 2007.

Markets Outside Québec

Currently, our main markets outside Québec consist of neighboring networks located in Canada and the United States.

HQUS is a member of New York ISO, ISO New England (which includes all or parts of Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island and Vermont), Midcontinent ISO (which includes all or parts of Arkansas, Illinois, Indiana, Iowa, Kentucky, Louisiana, Michigan, Minnesota, Mississippi, Missouri, Montana, North Dakota, South Dakota, Texas, Wisconsin and Manitoba (Canada)) and PJM Interconnection (which includes all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia and the District of Columbia). HQUS is also a participant in the electricity markets operated by Southwest Power Pool Inc. (which includes all or parts of Arkansas, Kansas, Louisiana, Mississippi, Missouri, Nebraska, New Mexico, Oklahoma and Texas). ISOs, or Independent Systems Operators, and RTOs, or Regional Transmission Organizations, enable participants to buy and sell energy, schedule bilateral transactions and reserve transmission service. HQUS holds a permit from the U.S. Federal Energy Regulatory Commission to sell at market-based rates.

HQEM sells and buys energy and reserves transmission service in the Ontario, New Brunswick and Nova Scotia wholesale markets. HQEM is a participant of the Independent Electricity System Operator (the Ontario ISO). HQEM also has a transmission service agreement with Manitoba Hydro to reserve transmission service on the Manitoba Hydro system.

We have four main long-term export contracts for the sale of electricity. The following table summarizes our principal energy export agreements.

PRINCIPAL ENERGY EXPORT AGREEMENTS

	Expiry Date	Maximum Capacity	Maximum Annual Deliveries
		(MW)	(TWh)
Long-Term Sales - Electricity
Cornwall Electric - Canada	2019	45	0.2
Cornwall Electric - Canada	2019	100	0.4	[a]
Vermont Joint Owners	2020	335	2.1
Five Vermont power distributors[b]	2038	225	1.3

a)                 Based on historical data.

b)                 Green Mountain Power Corporation, Vermont Electric Cooperative, Inc., Vermont Public Power Supply Authority, the Town of Stowe Electric Department and City of Burlington, Vermont Electric Department.

Hydro-Québec Production is continuing talks regarding participation in projects to build transmission lines between Québec and certain states in the northeastern United States. These interconnections would enable us to increase our exports to those markets.

Electricity Sales and Revenue

The following table summarizes electricity sales and revenue outside Québec, by category, for the years 2009 through 2013.

ELECTRICITY SALES AND REVENUE OUTSIDE QUÉBEC

	Years ended December 31
	2009	2010	2011	2012	2013
	(in GWh)
Electricity Sales[a]
Canada/U.S. (long-term)	2,604	2,677	2,617	2,683	2,519
Canada/U.S. (short-term)	17,348	17,477	21,063	25,406	29,689
Total Electricity Sales	19,952	20,154	23,680	28,089	32,208

	(in millions of dollars)
Revenue from Electricity Sales[a]
Canada/U.S. (long-term)	$255	$247	$253	$211	$229
Canada/U.S. (short-term)	1,032	1,057	999	983	1,296
Total Revenue from Electricity Sales	$1,287	$1,304	$1,252	$1,194	$1,525

a)                 Data related to continuing operations.

TRANSMISSION

Hydro-Québec TransÉnergie provides the following services:

•                                transmission of electricity to supply Québec’s native load; the native load is made up of the total transmission requirements of the Québec wholesale market (see “Generation — Québec Wholesale Market”) but excludes customers in remote communities; Hydro-Québec Distribution is Hydro-Québec TransÉnergie’s largest customer;

•                                point-to-point transmission service; as of the end of 2013, Hydro-Québec TransÉnergie had signed transmission service agreements with 26 customers, including Hydro-Québec Production, the largest customer for this service; and

•                                connection of privately-owned generating facilities to Hydro-Québec TransÉnergie’s transmission system; Hydro-Québec TransÉnergie currently serves 45 of these generating stations.

This segment includes our holding in Cedars Rapids Transmission Company, Limited, a transmission provider that owns and operates a 325 MW interconnection line linking Hydro-Québec TransÉnergie’s grid at the Les Cèdres and Langlois substations in Québec with the Cornwall Electric system in Ontario and the National Grid system in New York State.

TRANSMISSION SYSTEM

Most generating complexes in Québec are located at substantial distances from consumer centers. As a result, Hydro-Québec TransÉnergie’s transmission system is the most extensive in North America, totaling approximately 21,000 miles of lines.

The system includes the following facilities as at December 31, 2013.

Voltage	Substations		Lines (miles)[a]
765 kV and 735 kV	39		7,097
450 kV DC	2		757
315 kV	67		3,361
230 kV	54		1,987
161 kV	43		1,320
120 kV	218		4,293
69 kV or less	104	[b]	2,240	[c]
TOTAL	527		21,055

a)                 Miles covered by the transmission system. Many facilities carry two circuits on the same infrastructure.

b)                 93 substations operated by Hydro-Québec TransÉnergie and 11 by Hydro-Québec Distribution.

c)                  2,071 miles of lines operated by Hydro-Québec TransÉnergie and 169 miles by Hydro-Québec Distribution.

In 1997, Hydro-Québec TransÉnergie opened access to its transmission grid in accordance with the Hydro-Québec Open Access Transmission Tariff. Consequently, electricity distributors, producers and marketers in and outside Québec have the option to enter into transactions with distributors, producers and marketers to buy or sell electricity and to wheel in, wheel out or wheel through Hydro-Québec TransÉnergie’s transmission grid at specified rates.

Hydro-Québec TransÉnergie’s Direction — Contrôle des mouvements d’énergie (System Control Unit) is responsible for energy dispatching, power flow supervision and system security monitoring. Hydro-Québec TransÉnergie’s transmission system is linked through interconnections with other major power systems in Canada (Ontario, New Brunswick and Churchill Falls) and the northeastern United States (New York and New England).

The following table shows existing interconnection capacity with neighboring systems outside Québec as at December 31, 2013. Available transfer capacities are posted on the OASIS (Open Access Same-Time Information System) website.

INTERCONNECTIONS WITH NEIGHBORING SYSTEMS OUTSIDE QUÉBEC

		Maximum Export Capacity	Maximum Import Capacity	Voltage
		(MW)	(MW)	(kV)
CANADA	Ontario	2,735	1,970	120 and 230
	New Brunswick	1,029	785	230, 315 and 345
	Churchill Falls	—	5,150	735

UNITED STATES	New York	1,999	1,100	120 and 765
	New England	2,275	2,170	120 and ±450

DISTRIBUTION

The primary responsibility of Hydro-Québec Distribution is to deliver electricity to Québec customers. To fulfill this responsibility, Hydro-Québec Distribution relies primarily on the Heritage Pool Electricity which it purchases from Hydro-Québec Production. To meet demand beyond that volume, Hydro-Québec Distribution purchases additional electricity under market conditions by issuing calls for tenders from suppliers in the market (see “Regulatory Framework — Energy Board Act”).

Our distribution system is comprised of 71,360 miles of medium voltage lines (almost exclusively 25 kV), as well as 64,400 miles of low voltage lines. Approximately 10% of all such lines are underground.

We sell to a wide range of customers, from large industrial users, which accounted for 32.8% of sales volume in 2013, to residential customers, which represented 38.1% of sales volume in the same period. Revenues are also derived from sales to commercial, institutional and small industrial customers as well as distributors operating municipal electric systems.

Hydro-Québec Distribution has developed some flexibility in the management of our system and currently has 850 MW of interruptible power and 640 MW of concurrent peak-saving capacity in our residential dual-energy market.

We have entered into special agreements with six industrial customers for whom electricity costs represent a substantial proportion of total production costs. Some of these agreements provide for the sale, on a long-term basis, of firm energy at prices that vary in accordance with a formula based on the market price of aluminum. We manage the exposure to fluctuations in aluminum prices resulting from these contracts by entering into financial transactions, such as futures or swaps (see “Note 16 to the 2013 Consolidated Financial Statements”). In 2013, deliveries under these agreements accounted for 46.2% of the total energy deliveries to large industrial users.

Hydro-Québec Distribution relies on various sources to supply the Québec market. Hydro-Québec Distribution relies primarily on the Heritage Pool Electricity, which it purchases from Hydro-Québec Production, and also issues short- and long-term calls for tenders. For requirements of less than three months, it may also buy electricity directly on the market, without tendering, under an authorization granted by the Régie de l’énergie (the “Energy Board”). For unforeseen needs that cannot be met otherwise, it relies on a framework agreement with Hydro-Québec Production. As the previous agreement expired on December 31, 2013, the two divisions signed a new three-year agreement that was approved by the Energy Board in December 2013.

Further to calls for tenders issued since 2002, Hydro-Québec Distribution signed two contracts with Hydro-Québec Production for the supply of 600 MW over a 20-year period beginning in March 2007 and 57 contracts with 48 independent producers for the supply of nearly 4,000 MW (including 3,137 MW of wind-generated electricity) for deliveries beginning between 2006 and 2015. Hydro-Québec Production also has long-term contracts with independent producers (see “Generation — Electricity Purchases”).

The following table summarizes these contracts as at December 31, 2013.

LONG-TERM CONTRACTS AWARDED BY TENDERS

Type of power	Number of Contracts		Capacity (MW)	Starting Date	Expiry Date

Hydroelectric	6	In service	648	2007-2013	2027-2033
	1	Under development	16	2014	2034

Natural gas cogeneration	1	In service	507	2006	2026

Wind	18	In service	2,187	2006-2013	2026-2033
	16	Under development	950	2014-2015	2034-2035

Forest biomass cogeneration	9	In service	165	2007-2013	2023-2038
	5	Under development	80	2014-2015	2029-2040

Biomass cogeneration	3	In service	20	2012	2032-2037
	59		4,573

Hydro-Québec Distribution manages its flexible and diversified energy portfolio to deal with fluctuations in demand. Every three years, Hydro-Québec Distribution prepares a supply plan covering the next 10 years. This supply plan presents forecasts of Hydro-Québec Distribution’s customers’ electricity requirements, taking into account energy efficiency measures, along with the various means that Hydro-Québec Distribution intends to use to ensure a secure supply of electricity for Québec. The Electricity Supply Plan 2014-2023  was filed with the Energy Board in November 2013. A public hearing is scheduled for June 2014 and a decision is expected at the end of the year.

In 2013, Hydro-Québec Distribution took the following measures to ensure balance between energy supply and demand in Québec:

•                                In August 2013, the Energy Board approved the suspension of TransCanada Energy’s (“TCE”) deliveries from its Bécancour generating station for the year 2014. In December 2013, Hydro-Québec Distribution reached an agreement with TCE for certain amendments to the terms of the suspension. According to this agreement, approved by the Energy Board in May 2014, electricity production at the Bécancour generating station will be suspended for the years 2015 to 2018; and

•                                Hydro-Québec Distribution made 1.2 TWh of short-term transactions in 2013.

Calls for tenders could be made in the coming years in order to maintain such balance (see “Regulatory Framework — Energy Board Act”). In December 2011, Hydro-Québec Distribution launched a power purchase program involving the acquisition of energy generated in Québec from forest biomass cogeneration power plants, for a total installed capacity of 150 MW. In July 2012, the total installed capacity for the program was increased to 300 MW and in February 2014, the program was extended for another year, with tenders considered until December 2014 or until the total installed capacity is contracted. In December 2013, Hydro-Québec Distribution also launched a call for tenders for the purchase of 450 MW of electricity generated in Québec from wind farms, for deliveries starting in 2016 and 2017, and with a bid submission deadline of September 3, 2014.

ELECTRICITY RATES

Under the applicable provisions of the Energy Board Act, rates are fixed or modified by the Energy Board (see “Regulatory Framework — Energy Board Act”). Rates are fixed to allow recovery of authorized service costs, including estimated supply costs, and a reasonable rate of return on shareholder’s equity.

In March 2014, having set the rate of return on equity (“ROE”) for our regulated activities at 8.2%, the Energy Board authorized an average rate increase of 4.3% applicable to all rates except for the industrial rate (Rate L), which is subject to a 3.5% increase. The new rates are effective as of April 1, 2014. The Energy Board also approved the implementation of an earnings sharing mechanism for the treatment of ROE variances that will allow our customers to benefit from future cost reductions we achieve.

The following table shows the rate change which took effect in each year and the average rate increase (decrease) for the year, from 2009 to 2014, as well as annual inflation rates:

	2009	2010	2011	2012	2013	2014
Rate increase (decrease) as of April 1	1.22%	0.35%	(0.41)%	(0.45)%	2.41%	4.3%[a]
Average rate increase (decrease) from January 1 to December 31	1.6%	0.6%	(0.2)%	(0.4)%	1.7%	3.8%
Inflation Rate[b]	0.3%	1.8%	2.9%	1.5%	0.9%	1.1%[c]

a)                 Except for Rate L, for which the increase is 3.5%.

b)                 Canadian Consumer Price Index for the calendar year.

c)                  Estimate.

ELECTRICITY SALES AND REVENUE

The following table summarizes electricity sales and revenue in Québec, by segment of customers, for the years 2009 through 2013.

ELECTRICITY SALES AND REVENUE

	Years ended December 31
	2009	2010	2011	2012	2013
	(in GWh)
Electricity Sales[a]
In Québec, by segment
Residential	62,291	59,348	62,402	61,956	65,983
Commercial, institutional and small industrial	43,324	43,009	43,683	43,775	44,620
Large industrial	54,675	59,828	58,210	56,875	56,855
Other	5,026	7,300	5,671	5,795	5,818
Total Electricity Sales	165,316	169,485	169,966	168,401	173,276

	(in millions of dollars)
Revenue from Electricity Sales[a]
In Québec, by segment
Residential	$4,484	$4,287	$4,508	$4,452	$4,825
Commercial, institutional and small industrial	3,355	3,335	3,377	3,370	3,504
Large industrial	2,436	2,534	2,533	2,317	2,439
Other	274	350	302	303	317
Total Revenue from Electricity Sales	$10,549	$10,506	$10,720	$10,442	$11,085

	(as at December 31)
Number of Customer Accounts
In Québec, by segment
Residential	3,635,794	3,684,966	3,731,047	3,777,196	3,821,012
Commercial, institutional and small industrial	308,521	311,149	313,468	314,895	316,585
Large industrial	194	192	189	188	186
Other	3,646	3,861	4,004	3,988	4,207
Total Customer Accounts	3,948,155	4,000,168	4,048,708	4,096,267	4,141,990

a)                 Data related to continuing operations.

CONSTRUCTION

The Construction segment includes activities related to the projects carried out by Hydro-Québec Équipement et services partagés and SEBJ.

Hydro-Québec Équipement et services partagés is responsible for construction and refurbishment projects throughout Québec, except in the territory governed by the JBNQ Agreement. SEBJ builds generating facilities in the territory governed by the JBNQ Agreement (north of the 49th parallel) and may also carry out certain projects elsewhere in Québec and outside the province.

As engineering, construction and environmental specialists, Hydro-Québec Équipement et services partagés and SEBJ offer Hydro-Québec Production and Hydro-Québec TransÉnergie a variety of services needed for draft-design studies, impact assessments and other undertakings in the context of energy-related projects. These services include technical and scientific surveys, planning, cost estimates, design, architecture, geomatics and quality control.

CORPORATE AND OTHER ACTIVITIES

This segment includes the Technology Group, the Corporate Affairs and General Secretariat Group, the Accounting and Control Vice Presidency, the Financing, Treasury and Pension Fund Vice Presidency, the Human Resources Vice Presidency, the Shared Services Centre Unit and our subsidiary Hydro-Québec International inc. (“HQI”). The following are under the supervision of the Technology Group:

•                                Hydro-Québec CapiTech inc. (“Hydro-Québec CapiTech”) (wholly-owned; a venture capital company investing in businesses that provide energy-related high-technology products and services);

•                               Hydro-Québec IndusTech inc. (“Hydro-Québec IndusTech”) (wholly-owned; the corporation’s mission is to partner with the private sector in industrializing and marketing technologies resulting from our research activities); and

•                                Institut de recherche d’Hydro-Québec (“IREQ”) (our energy-technology research and development division).

CORPORATE OUTLOOK

DEVELOPMENT STRATEGY

In July 2009, we presented our five-year Strategic Plan (the “Strategic Plan”) for the 2009-2013 period. This Strategic Plan was reviewed by a parliamentary commission in October 2009.

The Strategic Plan sets forth three main priorities: energy efficiency, renewable energies and technological innovation. More specifically, we plan to:

•           promote the conservation of energy by investing in energy efficiency programs;

•                                begin a new phase of large-scale hydroelectric development in order to finish carrying out Québec’s energy strategy (4,500 MW) and to implement an additional planned expansion in northern Québec (3,500 MW);

•                                continue integrating wind farm capacity resulting from our tender calls of recent years, for a total of nearly 4,000 MW by 2016-2017;

•                                rely on technological innovation to remain on the leading edge of the power industry, improve customer services and further enhance our performance; and

•                                develop energy-efficiency technologies.

We plan to invest approximately $4.0 billion in 2014, most of which will be allocated to the operations of Hydro-Québec TransÉnergie ($1.5 billion) and Hydro-Québec Production ($1.4 billion). More than half of our investments will be earmarked for development and growth activities. The remainder is expected to go toward facility maintenance and improvements.

Hydro-Québec Production intends to continue its work on the Romaine complex. Romaine-2, the first of the four generating stations in this major project, is slated for commissioning in 2014, while the others are expected to follow at intervals until 2020. In addition, the division plans to continue investing to ensure the long-term operability of its facilities and optimize their efficiency. One such project involves the refurbishment of the generating units at Robert-Bourassa generating station, which is scheduled to continue for several years.

Hydro-Québec TransÉnergie intends to devote a large part of its investments to development in order to integrate new hydroelectric and wind capacity into its grid. Specifically, it plans to continue connecting various wind farms built in response to Hydro-Québec Distribution’s calls for tenders and working on the project to expand the transmission system in Minganie in order to connect the Romaine complex. The division also plans to continue investing in maintenance and improvement activities to ensure the reliability and long-term operability of its transmission assets and enhance service quality.

Hydro-Québec Distribution intends to continue delivering reliable power and high-quality services to Québec customers. It plans to make further investments to handle the growth of the Québec customer base and to maintain and improve the quality of its facilities. It also plans to continue implementing the Energy Efficiency Plan, which includes measures for low-income households. In addition, it expects to continue installing next-generation meters as part of the rollout of an advanced metering infrastructure. Upon completion of this project, expected in 2018, the division will have replaced its entire meter fleet, some 3.75 million units in total.

WATER-POWER ROYALTIES

As stipulated in the Watercourses Act (Québec), Hydro-Québec Production pays the same statutory royalties as those paid by private producers of hydro-electricity in Québec. These water-power royalties, earmarked for the Government’s Generations Fund, consist of a statutory royalty for the electricity delivered during the year and a contractual royalty payable pursuant to the contract awarded for the operation of a generation station.

For 2014, these royalties, indexed annually to the Consumer Price Index, consist of:

•                                a statutory royalty of $3.07 ($3.04, $2.98 and $2.90, for 2013, 2012 and 2011, respectively) per thousand kilowatt-hours of electricity produced; and

•                                a contractual royalty of $0.720 ($0.713, $0.699 and $0.680, for 2013, 2012 and 2011, respectively) per thousand kilowatt-hours of electricity produced.

These royalties totaled $669 million in 2013, $617 million in 2012 and $593 million in 2011.

CAPITAL INVESTMENT PROGRAM

Our capital investment program includes capital expenditures for fixed and intangible assets including Energy Efficiency Programs. The following table is a summary of our capital investments affecting cash for the years 2009 through 2013. The table also includes estimates for the year 2014. In 2014, capital investments in fixed and intangible assets, including Energy Efficiency Programs, are estimated at $3,994 million.

CAPITAL INVESTMENTS AFFECTING CASH

						Estimated
	2009	2010	2011	2012	2013	2014
	(millions of dollars)
Fixed and Intangible Assets
Generation	$2,033	$1,900	$1,467	$1,511	$1,381	$1,352
Transmission[a]	1,196	1,248	1,292	1,423	1,915	1,547
Distribution[b]	966	944	950	874	882	911
Construction	1	7	5	4	5	9
Corporate and Other Activities	111	121	100	120	152	175
Total Investments	$4,307	$4,220	$3,814	$3,932	$4,335	$3,994

a)                 Includes sub-transmission facilities.

b)                 Including Energy Efficiency Programs.

In line with our sustainable development strategy, Hydro-Québec Production favors hydroelectric development. Our infrastructure projects must meet three fundamental criteria in order to proceed: they must be profitable, environmentally acceptable and favorably received by the communities concerned.  A total of 3,614 MW of hydroelectric generating capacity has been commissioned over the past 11 years.

In the Baie-James region, the three bulb-type generating units at Sarcelle powerhouse were commissioned in 2013, the last one at the end of the year. The Eastmain-1-A/Sarcelle/Rupert project has an installed capacity of 918 MW for an annual output of 8.7 TWh, which includes significant additional output (5.3 TWh) as a result of diverting part of the Rupert’s flow to Robert-Bourassa, La Grande-2-A and La Grande-1 generating stations.

The $6.5-billion Romaine project calls for the construction of four generating stations with a total capacity of 1,550 MW and annual output of 8.0 TWh on the Rivière Romaine, north of Havre-Saint-Pierre. At the Romaine jobsites, in the Minganie region, the dam and retaining structures for Romaine-2 were completed in November 2013. This will allow us to take advantage of the 2014 spring flood for reservoir impoundment. Generating unit assembly is proceeding on schedule for commissioning in 2014. On the Romaine-1 development, which is expected to be operational in 2016, we finished excavating for the main structures and began concreting on the generating station and other facilities. At the Romaine-3 jobsite, excavation and concreting for the temporary diversion tunnel got under way. As well, construction of the main access road to the Romaine-4 jobsite continued. Completion is slated for 2020.

Allocation of Capital Expenditures for the Generation, Transmission and Distribution Business Segments

The following tables summarize the allocation of estimated capital expenditures for 2014 among our three major business segments:

GENERATION BUSINESS SEGMENT

	Available	Planned Date	Estimated Capital Expenditures
	Power	of Operation	2014
	(MW)		(millions of dollars)
ASSET SUSTAINMENT AND OPTIMIZATION
Refurbishment and refitting of generating stations	—	Continuous program	$421

HYDROELECTRIC DEVELOPMENT PROJECTS
Eastmain-1-A/Sarcelle/Rupert	918	2009-2013	32
Romaine complex	1,550	2014-2020	884
Other generation projects	—	—	15
			931

Total			$1,352

TRANSMISSION BUSINESS SEGMENTa

	Planned Date	Estimated Capital Expenditures
	of Operation	2014
		(millions of dollars)

ASSET SUSTAINMENT (RELIABILITY AND LONG-TERM OPERABILITY)	Continuous program	$807

SYSTEM GROWTH PROJECTS
Wind Power interconnection — 2,000 MW	2011-2017	117
Expansion of transmission system in Minganie	2014-2020	337
Other		286
		740

Total		$1,547

a)                 Includes sub-transmission facilities.

DISTRIBUTION BUSINESS SEGMENTa

Estimated Capital Expenditures
2014
(millions of dollars)
ASSET SUSTAINMENT (RELIABILITY AND LONG-TERM OPERABILITY)	$474

DEVELOPMENT PROJECTS	337

ENERGY EFFICIENCY PROGRAMS	100
Total	$911

a)                 Includes investments in distribution facilities and investments in generation and transmission facilities of our off-grid systems.

Cash Requirements

The total estimated cash requirements for 2014 are approximately $7.5 billion, and include approximately $4.0 billion in capital investments, approximately $1.3 billion for long-term debt repayment and sinking fund redemption and approximately $2.2 billion for the payment of the dividend declared for 2013. Our self-financing ratio (defined as cash flows from operating activities less dividend paid, divided by the sum of cash flows from investing activities, excluding net disposal (acquisition) of short-term investments, and repayments of long-term debt) is expected to be 68.7% in 2014, compared to 68.3% in 2013.

REGULATORY FRAMEWORK

Hydro-Québec Act

Under the provisions of the Hydro-Québec Act, we are mandated to supply power and to pursue endeavors in energy-related research and promotion, energy conversion and conservation, and any field connected with or related to power or energy.

Under the Hydro-Québec Act, the Government is entitled to declare a dividend from Hydro-Québec when certain financial criteria are met (see “Note 18 to the 2013 Consolidated Financial Statements”). Hydro-Québec’s dividend policy is to distribute 75% of our net result.

Energy Board Act

The Act respecting the Régie de l’énergie (the “Energy Board Act”), enacted in 1996, grants the Energy Board exclusive authority to fix or modify our rates and conditions for the transmission and distribution of electric power in Québec. Hydro-Québec TransÉnergie and Hydro-Québec Distribution’s activities in Québec are therefore regulated. Under this legislation, rates are set by reasoned decision of three commissioners after public hearings. Moreover, the Energy Board Act stipulates that rates are determined on a basis that allows for recovery of the cost of service including a reasonable return on the rate base.

The Energy Board consists of seven full-time members appointed by the Government and, in the exercise of its functions, is charged with reconciling the public interest, consumer protection and the fair treatment of the electric power carrier and of distributors.

Under the Energy Board Act, we have been granted exclusive rights for the distribution of electric power throughout Québec, excluding the territories served by distributors operating a municipal or private electric system as of May 13, 1997.

The Energy Board has the authority to:

•                                fix, or modify, after holding public hearings, our rates and conditions for the transmission and distribution of electric power;

•                                approve our electric power supply plan;

•                                designate a reliability coordinator for Québec and adopt the reliability standards submitted by the designated reliability coordinator;

•                                authorize our transmission and distribution investment projects;

•                                approve our distribution commercial programs; and

•                                rule upon complaints from customers concerning rates or services.

The Energy Board Act was amended in 2010 to allow a gradual increase of the cost of the Heritage Pool Electricity starting in 2014. The Act respecting mainly the implementation of certain provisions of the Budget Speech of 20 November 2012 has further amended the Energy Board Act by replacing the gradual increases of the average cost of the Heritage Pool Electricity with the indexation of the average cost of the Heritage Pool Electricity.

Generation

The Energy Board’s jurisdiction does not extend to generation.

Transmission

Transmission rates and service conditions are subject to approval by the Energy Board.

In March 2014, the Energy Board approved a ROE of 8.2% for Hydro-Québec TransÉnergie for 2014 and approved the transmission rates, effective January 1, 2013, as follows: $69.63/kW/year for firm long-term point-to-point service and an amount payable for the native load transmission service of $2,585.6 million per year. The Energy Board also approved the transmission rates, effective January 1, 2014, as follows: $74.65/kW/year for firm long-term point-to-point service and an amount payable for the native load transmission service of $2,765.3 million per year.

The Energy Board also approved an earnings sharing mechanism under which any positive differences between the actual and approved return will be shared as follows:

•                                for the first 100 basis points of the positive difference between the actual return and the approved return, the related excess earnings will be shared 50/50 between the division and its customers;

•                                if the actual return is higher than the approved ROE by 100 basis points, then the related excess earnings will be shared 25/75 between the division and its customers.

The Direction — Contrôle des mouvements d’énergie (System Control Unit) of Hydro-Québec TransÉnergie is the designated Reliability Coordinator for Québec by the Energy Board.

Distribution

Electricity required to meet Québec’s needs in excess of the Heritage Pool Electricity must be purchased through a competitive bidding process. Purchase contracts for electricity in excess of the Heritage Pool Electricity are subject to the approval of the Energy Board.

In August 2013, Hydro-Québec Distribution filed with the Energy Board an application for a rate increase, beginning April 1, 2014, of 2.6% for Rate L (large power customers) and an average rate increase of 3.4% for its other rates.

In September 2013, at the request of the Energy Board, Hydro-Québec Distribution amended its rate case to take into account its joint application with Hydro-Québec TransÉnergie to review the rate of return. The amended rate application then reflected a 5% rate increase for Rate L (large power customers) and a 5.8% rate increase for the other rates.

In March 2014, the Energy Board approved a ROE of 8.2% for Hydro-Québec Distribution for 2014 and approved an average rate increase of 3.5% for Rate L and of 4.3% for the other rates. The Energy Board also approved the same earnings sharing mechanism for Hydro-Québec Distribution as described above for Hydro-Québec TransÉnergie (see “Regulatory Framework — Energy Board Act — Transmission”).

National Energy Board Act

Our exports of electric power are subject to the National Energy Board Act which provides that a permit or license must be obtained from the National Energy Board of Canada (the “National Board”) for such exports. We hold the following permits for short-term exports (contracts of five years or less):

•                                one permit expiring on December 31, 2020 authorizing us to export annually up to 30 TWh of combined firm and interruptible energy to the United States;

•                                one permit granted to our subsidiary, HQEM, expiring on April 7, 2019. The permit authorizes HQEM, as a power marketer, to export annually up to 30 TWh of firm and interruptible energy and up to 6,000 MW of power from interconnections located in other provinces.

Each of these permits allows us to take advantage of the spot market in the United States; however‚ long-term export contracts (more than five years) require prior issuance of specific permits or licenses by the National Board.

HQEM is authorized by orders of the National Board to import natural gas in Canada and to export natural gas to the United States. These authorizations will expire in 2015.

The National Board also regulates international power lines and we operate our interconnections with the United States in accordance with the terms and conditions of Certificates of Public Convenience and Necessity issued by the National Board.

Environmental Regulation

Our activities are subject to federal and provincial environmental laws and regulations, and, to some extent, municipal by-laws.

Before beginning new construction, our projects are subject to environmental impact assessment studies as well as information and consultation processes. The studies are submitted for review and approval by government departments and agencies responsible for issuing governmental authorizations. In some instances, the approval process includes public hearings by an independent body.

Environmental protection is a central concern of Hydro-Québec. Most activities that have an impact on the environment are governed by ISO 14001—certified environmental management systems. ISO 14001 is the environmental management standard of the International Organization for Standardization. In addition, every year, we review our management of environmental issues and publish a Sustainability Report.

The Government adopted the Sustainable Development Act (the “Sustainable Act”) in April 2006 and the Government Sustainable Development Strategy 2008-2013 (the “Government Strategy”), which came into effect in January 2008. The Government Strategy has been extended for two years as provided in the Sustainable Act. A new Government strategy is being developed and is expected to cover the period 2015-2020. As a Government-owned corporation, we are subject to the Sustainable Act and the Government Strategy and published our Sustainable Development Action Plan 2013-2016 (the “Action Plan”) in March 2013.

LITIGATION

Innus of Uashat mak Mani-Utenam

On December 30, 2003, representatives of the Innus of Uashat mak Mani-Utenam (the “Uashaunnuat”) instituted an action against the Attorney-General of Canada, the Attorney-General of Québec and us (Superior Court, no 200-17-004196-036) seeking judicial recognition of their aboriginal rights and of their unextinguished Indian title over certain areas of land in Québec. Plaintiffs who claim not to be parties to the 1975 James Bay and Northern Québec Agreement (the “Agreement”) allege that the Agreement and certain federal and provincial laws are illegal, inoperative, unconstitutional and not binding upon the plaintiffs. The plaintiffs seek various orders, including rendering of accounts and revenue sharing for the unlawful use and management of the lands, notably in respect of hydroelectric facilities on these lands, and awarding damages from Canada, Québec and us, jointly and severally, in an amount of up to $1.5 billion (subject to further increase by the plaintiffs).

On May 7, 2010, the Uashaunnuat filed a motion before the Superior Court of Québec seeking an interlocutory injunction against the Attorney-General of Canada, the Attorney-General of Québec and us (Superior Court, no 500-17-050868-093) regarding, amongst other issues, our proposed construction of transmission lines to connect the Romaine River hydroelectric complex to our grid which, according to the Uashaunnuat, is being undertaken in violation of their ancestral rights on their alleged ancestral territory. In addition, the Uashaunnuat are raising various procedural claims relating to the environmental review conducted with respect to this project.

In April 2014, the parties agreed to suspend these legal proceedings (Superior Court, no 200-17-004196-036 and Superior Court, no 500-17-050868-093) given the ongoing settlement negotiations.

Innus of Pessamit

In November 2006, the Innus of Pessamit re-activated an action which was filed in 1998 against the Attorney-General of Canada, the Attorney-General of Québec and us (Superior Court, no 500-05-039472-988) seeking judicial recognition of their aboriginal rights and title over certain areas of land in Québec where our Manicouagan-Outardes hydroelectric facilities are located. By amendment, this community attempted to increase its initial claim of $500 million to $10.8 billion and to add annual compensation payments of $657 million from us. The request for amendment was rejected by Québec’s Superior Court and Court of Appeal in 2011. The case concerning the initial amount of $500 million remains outstanding. With the Attorney-General of Québec, we are challenging the legitimacy of this claim.

CF(L)Co

On February 23, 2010, CF(L)Co instituted proceedings against us seeking the modification, as of November 30, 2009, of the pricing terms under the 1969 Power Contract (see “Generation Operations — Electricity Purchases”) by increasing the pricing terms payable by us to CF(L)Co. Alternatively, CF(L)Co is seeking the cancellation of the 1969 Power Contract with effect six months from the date of judgment. The 1969 Power Contract was already contested on two prior occasions before the courts and the Supreme Court of Canada dismissed those proceedings. The hearing in the proceedings instituted in 2010 took place in the Fall of 2013 and a judgment is expected in 2014.

EMPLOYEES

We had 20,243 employees as at December 31, 2013 composed of 17,861 permanent employees and 2,382 temporary employees. These numbers do not include employees of our subsidiaries and joint ventures. Unionized employees represent 84.5% of our work force.

Eight collective agreements govern the working conditions of our unionized employees. One collective agreement ended in December 2013 and is in negotiation, while the others extend to 2018 or 2019.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis should be read in conjunction with our consolidated financial statements and the notes thereto. The financial information and tabular amounts presented herein are expressed in Canadian dollars, unless otherwise indicated.

This analysis contains statements based on estimates and assumptions concerning future results and the course of events. Given the risks and uncertainties inherent in any forward-looking statements, our actual future results could differ from those anticipated. Certain financial and operating data for previous years have been reclassified to conform to the presentation adopted for the current year.

OVERVIEW

The result from continuing operations totaled $2,938 million, a $202-million increase over 2012 and our best result to date for our continuing operations.

This favorable result is due to an increase in electricity sales and strict management of current operating expenses. Export volume increased somewhat thanks to a strong performance by our hydroelectric generating facilities and transmission system as well as the skillful deployment of sales programs. We also benefited from slightly higher market prices, especially at year end, due to the cold spell that gripped North America. Revenue from electricity sales in Québec also increased, mainly on account of colder temperatures in 2013 than in 2012 and higher demand. Furthermore, as a result of targeted initiatives at every level of the organization, we were again able to absorb the increase in costs related to inflation, salary indexing and growth in operating assets, and still reduce current operating expenses. In this regard, in keeping with our commitments, we reduced our salaried workforce by 2,285 employees over the 2012—2013 period, ending 2013 with 19,692 people on the payroll.

As mentioned above, the result from continuing operations increased by $202 million. On one hand, net electricity exports rose to $1,353 million in 2013, a $254-million increase over the $1,099 million recorded in 2012. On the other hand, electricity purchases from Rio Tinto Alcan decreased by $122 million given that we had bought large quantities of electricity from Rio Tinto Alcan in 2012. These favorable items were partly offset by the deferred implementation of Hydro-Québec Distribution’s rate adjustment, that is, the difference between the April 1 effective date of the rate adjustment and the recording of additional costs as of January 1. In 2013, the effect of the deferred implementation of the rate adjustment had a negative impact of $91 million. In addition, Hydro-Québec TransÉnergie recorded a $42-million adjustment related to its 2013 rate case, mainly due to a reduction in the cost of debt, which decreased from 7.03% in 2012 to 6.53% in 2013, benefiting customers.

When the discontinued operations are factored in, the net result totaled $2,942 million in 2013, compared to $860 million the previous year.

In 2012, following the September decision to abandon the project to refurbish Gentilly-2 nuclear generating station and terminate nuclear power operations, we had posted a $1,876-million negative result from discontinued operations that was mainly due to the accounting treatment of the facility’s shutdown at the end of the year.

Revenue totaled $12,881 million in 2013, or $745 million more than the $12,136 million posted in 2012. Revenue from electricity sales amounted to $12,610 million, compared to $11,636 million the previous year: it increased by $643 million in Québec and by $331 million on markets outside Québec. Other revenue totaled $271 million, compared to $500 million in 2012.

Total expenditure amounted to $7,510 million, compared to $6,959 million in 2012. Efficiency gains achieved within the company again made it possible not only to fully absorb the impact of inflation and salary indexing, as well as the additional expenses resulting from the growth in operating assets, but also to reduce current operating expenses by $42 million. Among other things, these exclude the pension expense, which increased by $114 million, mainly because of the actuarial impact of the reduction in long-term interest rates on capital markets as at December 31, 2012, compared to December 31, 2011. Electricity and fuel purchases increased by $385 million on account of a $319-million rise in electricity purchases made by Hydro-Québec Distribution, mainly in the form of supplies from independent wind power and biomass energy producers as well as short-term purchases made on markets to meet occasional needs. A $65-million increase in short-term electricity purchases made by Hydro-Québec Production as part of its business operations outside Québec also contributed to the rise in electricity purchases. These factors were mitigated by a $122-million decrease in electricity purchases from Rio Tinto Alcan. Depreciation and amortization expense increased by $77 million. Water-power royalties increased by $53 million due to higher output and the indexing of the applicable rate. Finally, the recognition in 2012 of $49 million payable to the Québec government under the Act to establish the Northern Development Fund (formerly the Act to establish the Northern Plan Fund) resulted in a positive variance in 2013.

Financial expenses totaled $2,433 million in 2013, comparable to the $2,441 million recorded in 2012.

Return on equity from continuing operations was 14.6% in 2013, reflecting our good financial performance.

Cash flows from operating activities totaled $5.0 billion. These cash flows allowed us to pay the 2012 dividend of $645 million and to finance a large portion of our investment program, which reached $4.3 billion in 2013, compared to $3.9 billion in 2012.

The dividend for 2013 amounts to $2,207 million.

CONSOLIDATED RESULTS

The result from continuing operations amounted to $2,938 million in 2013, a $202-million increase over 2012.

Revenue totaled $12,881 million in 2013, compared to $12,136 million in 2012. Revenue from electricity sales increased by $974 million to $12,610 million. Sales in Québec accounted for $11,085 million of this amount, or $643 million more than in 2012. On markets outside Québec, revenue from electricity sales totaled $1,525 million, a $331-million increase over the preceding year. Other revenue amounted to $271 million, compared to $500 million in 2012.

The $643-million increase in revenue from electricity sales in Québec resulted mainly from the colder temperatures in 2013 than in 2012. Higher demand was also a factor, as were the rate adjustments of April 1, 2012 and 2013. Revenue from special contracts with certain large industrial customers increased by $78 million as a result of the positive impact of hedging operations related to exchange rates and aluminum prices.

The $331-million increase in revenue from electricity sales on markets outside Québec resulted from growth in Hydro-Québec Production’s export revenue. This increase was due to volume growth as well as to market conditions, which were more favorable in 2013 than in 2012.

Other revenue totaled $271 million in 2013, a $229-million decrease compared to 2012 that is partly due to differences in the net amounts that we are entitled to receive from customers or are required to pay to customers in connection with such things as revenue variances related to climate conditions. It is also due to the $42-million adjustment recorded by Hydro-Québec TransÉnergie in relation to its 2013 rate case. This adjustment resulted mainly from the reduction in the cost of debt, which decreased from 7.03% in 2012 to 6.53% in 2013, benefiting customers.

Revenue variances related to climate conditions correspond to differences between Hydro-Québec Distribution’s actual transmission and distribution revenue and the revenue forecasts established on the basis of the climate normal for rate case purposes. An amount of $42 million was recognized in this regard as payable to customers in 2013, compared to an amount receivable of $122 million in 2012, resulting in a negative change of $164 million stemming from the fact that temperatures were colder in 2013 than in 2012.

Total expenditure was $7,510 million in 2013, compared to $6,959 million in 2012.

Operating expenses amounted to $2,450 million in 2013, compared to $2,364 million in 2012. Efficiency gains achieved within the company again made it possible not only to fully absorb the impact of inflation and salary indexing, as well as the additional expenses resulting from the growth in operating assets, but also to reduce current operating expenses by $42 million. Among other things, these exclude the pension expense, which increased by $114 million, mainly because of the actuarial impact of the reduction in long-term interest rates on capital markets as at December 31, 2012, compared to December 31, 2011.

Electricity and fuel purchases totaled $1,568 million in 2013, a $385-million increase over 2012. This increase is due to a $319-million rise in electricity purchases made by Hydro-Québec Distribution from third parties, mainly from independent wind power producers, for $196 million, and biomass energy producers, for $57 million, as well as short-term purchases the division made on markets to meet occasional needs, for $71 million. It is also the result of a $65-million increase in short-term electricity purchases made by Hydro-Québec Production as part of its business operations outside Québec. Electricity purchases from Rio Tinto Alcan decreased by $122 million given that we had bought large quantities of electricity from Rio Tinto Alcan in 2012.

Depreciation and amortization expense amounted to $2,492 million in 2013, an increase of $77 million over 2012 resulting from the commissioning of capital assets, including the three generating units at Sarcelle powerhouse and the advanced metering infrastructure.

Taxes were $1,000 million, compared to $997 million the previous year. The recognition in 2012 of $49 million payable to the Québec government under the Act to establish the Northern Development Fund resulted in a positive variance in 2013. On the other hand, water-power royalties increased by $53 million due to higher output and the indexing of the applicable rate.

Financial expenses totaled $2,433 million in 2013, comparable to the $2,441 million recorded in 2012.

When the discontinued operations are factored in, the net result totaled $2,942 million in 2013, compared to $860 million the previous year.

In 2012, following the September decision to abandon the project to refurbish Gentilly-2 nuclear generating station and terminate nuclear power operations, we had posted a $1,876-million negative result from discontinued operations that was mainly due to the accounting treatment of the facility’s shutdown at the end of the year.

	2013	2012
OPERATIONS AND DIVIDEND ($M)
Revenue	12,881	12,136
Operating result	5,371	5,177
Result from continuing operations	2,938	2,736
Result from discontinued operations[a]	4	(1,876)
Net result	2,942	860
Dividend	2,207	645

BALANCE SHEETS ($M)
Total assets	73,110	70,508
Property, plant and equipment	59,077	57,174
Long-term debt, including current portion and perpetual debt	44,477	43,524
Equity	19,394	18,982

FINANCIAL RATIOS
Interest coverage[b]	2.09	2.02
Return on equity from continuing operations (%)[c]	14.6	14.6
Profit margin from continuing operations (%)[d]	22.8	22.5
Capitalization (%)[e]	30.5	30.6
Self-financing (%)[f]	68.3	55.4

a)                 The discontinued operations are related to the 2012 decision to abandon the project to refurbish Gentilly-2 nuclear generating station and to terminate nuclear power operations.

b)                 Sum of operating result and net investment income divided by interest on debt securities.

c)                  Result from continuing operations divided by average equity less average result from discontinued operations for the current year and the previous year and average accumulated other comprehensive income. For 2012 and 2013, average equity less average result from discontinued operations for the current year and the previous year and average accumulated other comprehensive income amounted to $18,729 million and $20,141 million, respectively.

d)                 Result from continuing operations divided by revenue.

e)                  Equity divided by the sum of equity, long-term debt, current portion of long-term debt, perpetual debt, borrowings and derivative instrument liabilities, less derivative instrument assets and sinking fund.

f)                   Cash flows from operating activities less dividend paid, divided by the sum of cash flows from investing activities, excluding net disposal or acquisition of short-term investments, and repayment of long-term debt.

Note: Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

CASH AND CAPITAL MANAGEMENT

Operating activities

Cash flows from operating activities totaled $5.0 billion in 2013, compared to $4.8 billion in 2012. These funds were mainly used to pay the dividend for 2012 and to finance a large portion of the investment program.

Investing activities

In 2013, we invested $4.3 billion in property, plant and equipment and intangible assets including the Energy Efficiency Plan (EEP), compared to $3.9 billion in 2012. Of this total, $2.3 billion was invested in development projects and $1.9 billion in maintaining or improving asset quality, while $0.1 billion went to the EEP.

Hydro-Québec Production invested a total of $1,381 million in 2013, compared to $1,511 million in 2012. As expected, a large portion of this amount, $965 million, went to the division’s major hydroelectric development projects, in particular the Romaine complex and Sarcelle powerhouse jobsites. The amounts allocated to ongoing asset maintenance and improvement totaled $416 million. For instance, refurbishment continued at Robert-Bourassa and Beauharnois generating stations and the Manicouagan complex.

Capital spending at Hydro-Québec TransÉnergie totaled $1,915 million in 2013. Of this amount, $998 million was used to connect new hydroelectric and wind power facilities to the grid and increase transmission capacity. Work continued to integrate the output from wind farms built in response to the call for tenders issued by Hydro-Québec Distribution in 2005 (2,000 MW), among others, and to connect Romaine-2 generating station (640 MW) as part of the expansion of the transmission system in Minganie. Investments of $917 million were made in asset sustainment, which mainly involved replacing equipment and modernizing facilities.

Hydro-Québec Distribution invested $769 million, mainly to handle its growing customer base, ensure the long-term operability of the distribution system and enhance service quality. An additional $113 million was allocated to the EEP.

Hydro-Québec Équipement et services partagés and Société d’énergie de la Baie James carry out engineering, construction and refurbishment projects for Hydro-Québec Production and Hydro-Québec TransÉnergie. In addition, Hydro-Québec Équipement et services partagés offers company-wide shared services that include procurement of goods and services, real estate management, document management and materials management, as well as management of food, accommodation and air and ground transportation services.

Financing activities

In 2013, our financing activities raised $2.2 billion on the Canadian market.

In July and October, we floated two debenture issues with a nominal value of $500 million each, for a total amount of $1.2 billion. The debentures bear interest at 5.00% and mature in February 2050. These transactions were carried out with an average yield to maturity of 4.04%. In September, we also issued variable-rate notes for a total amount of $1.0 billion, maturing in September 2018.

The proceeds were used to support part of the investment program and to refinance maturing debt.

SOURCES OF FINANCING

Type of financing	Amount authorized by the Board of Directors	Market	Outstanding as at December 31, 2013
Credit lines	C$750 million[a] or US$750 million[a]		C$118 million

Credit facility[b]	US$2,000 million		—

Commercial paper[b]	US$3,500 million or equivalent in C$	United States or Canada	C$23 million

Medium-term notes[b]	US$3,000 million or equivalent in other currencies C$20,000 million or equivalent in US$	United States Canada	US$340 million[c] C$14,793 million[c]

a)                 Of this amount, $552 million, in C$ or US$, is covered by operating credit line agreements with financial institutions.

b)                 Guaranteed by the Québec government.

c)                  Corresponds to net proceeds from the issue of medium-term notes.

Dividend and capitalization rate

The dividend for 2013 amounts to $2,207 million. Once this dividend is factored in, the capitalization rate was 30.5% as at December 31, 2013.

SEGMENTED INFORMATION

As in 2012, we had four operating segments in 2013, namely Generation, Transmission, Distribution and Construction, as well as activities grouped under Corporate and Other Activities.

						2013
Segmented financial information ($M)	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Hydro-Québec[a]
Revenue	6,598	3,050	11,247	2,574	1,502	12,881
Result from continuing operations	1,926	513	410	—	89	2,938
Result from discontinued operations[b]	4	—	—	—	—	4
Net result	1,930	513	410	—	89	2,942
Total assets	32,087	20,267	13,958	459	6,519	73,110

						2012
Segmented financial information ($M)	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Hydro-Québec[a]
Revenue	6,041	3,105	10,739	2,295	1,460	12,136
Result from continuing operations	1,541	581	503	—	111	2,736
Result from discontinued operations[b]	(1,867)	(9)	—	—	—	(1,876)
Net result	(326)	572	503	—	111	860
Total assets	31,066	19,144	13,434	421	6,648	70,508

a)                Includes the intersegment eliminations presented in Note 23 to the consolidated financial statements.

b)                 The discontinued operations are related to the 2012 decision to abandon the project to refurbish Gentilly-2 nuclear generating station and to terminate nuclear power operations.

Note: Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

Segment Highlights

The Generation segment posted a result from continuing operations of $1,926 million in 2013, a $385-million increase over 2012. Net electricity exports totaled $1,353 million, or $254 million more than the $1,099 million recorded a year earlier. Electricity sales to Hydro-Québec Distribution increased by $135 million compared to the $4,755 million recorded in 2012, due, among other things, to the colder temperatures in 2013 than in 2012 and to higher demand in Québec. Electricity purchases from Rio Tinto Alcan decreased by $122 million given that Hydro-Québec Production had bought large quantities of electricity from that company in 2012. Depreciation and amortization expense increased by $34 million. In addition, the recognition in 2012 of $49 million payable to the Québec government under the Act to establish the Northern Development Fund resulted in a positive variance in 2013. Finally, water-power royalties increased by $53 million due to higher output and the indexing of the applicable rate.

The Transmission segment posted a result from continuing operations of $513 million in 2013, compared to $581 million in 2012. This $68-million decrease is due, among other things, to an adjustment related to the division’s 2013 rate case, mainly because the cost of debt decreased from 7.03% in 2012 to 6.53% in 2013, benefiting customers, and to variances in revenue from point-to-point transmission services.

The Distribution segment posted a result from continuing operations of $410 million in 2013 compared to $503 million in 2012, a decrease of $93 million. Revenue from electricity sales increased by $569 million on account of three main factors: temperatures that were colder in 2013 than in 2012; higher demand; and the rate adjustments of April 1, 2012 and 2013. Other revenue decreased by $146 million, partly because of revenue variances related to climate conditions given the colder temperatures in 2013. Net electricity purchases rose by $453 million, mainly due to a $319-million increase in supplies purchased from third parties, primarily independent wind power and biomass energy producers, as well as in short-term purchases made on markets to meet occasional needs. Supplies from Hydro-Québec Production, for their part, increased by $135 million. In addition, depreciation and amortization expense increased by $40 million compared to 2012.

The Construction segment recorded a volume of activity of $2,574 million in 2013, compared to $2,295 million the previous year. As in 2012, this high volume stemmed from work on several major projects.

GENERATION

Under the Act respecting the Régie de l’énergie, Hydro-Québec Production is required to provide Hydro-Québec Distribution with a base volume of up to 165 TWh of Heritage Pool Electricity annually. It may also compete for contracts under Hydro-Québec Distribution’s open tendering process and sells electricity on wholesale markets as well.

The division operates 62 generating stations. Its capital projects serve a twofold objective: to ensure the long-term operability of existing facilities and to continue development of Québec’s hydroelectric potential.

Operating Results

Hydro-Québec Production posted a result from continuing operations of $1,926 million in 2013, a $385-million increase over 2012. Net electricity exports totaled $1,353 million, or $254 million more than the $1,099 million recorded a year earlier. Electricity sales to Hydro-Québec Distribution increased by $135 million compared to the $4,755 million recorded in 2012, due, among other things, to the colder temperatures in 2013 than in 2012 and to higher demand in Québec. Electricity purchases from Rio Tinto Alcan decreased by $122 million given that Hydro-Québec Production had bought large quantities of electricity from that company in 2012. Depreciation and amortization expense increased by $34 million. In addition, the recognition in 2012 of $49 million payable to the Québec government under the Act to establish the Northern Development Fund resulted in a positive variance in 2013. Finally, water-power royalties increased by $53 million due to higher output and the indexing of the applicable rate.

In 2012, following the September decision to abandon the project to refurbish Gentilly-2 nuclear generating station and terminate nuclear power operations, Hydro-Québec Production had posted a $1,867-million negative result from discontinued operations that was mainly due to the accounting treatment of the facility’s shutdown at the end of the year.

When the discontinued operations are factored in, the division’s net result totaled $1,930 million in 2013, compared to a negative result of $326 million in 2012.

Electricity sales in Québec

Sales to Hydro-Québec Distribution

The total volume of electricity sales to Hydro-Québec Distribution was 167.2 TWh in 2013, compared to 165.7 TWh in 2012, an increase of 1.5 TWh. Revenue generated by these sales increased by $135 million to $4,890 million, mainly because of growth in sales of electricity in excess of the heritage pool due, among other things, to the colder temperatures in 2013 than in 2012 and to higher demand in Québec.

Special contracts between Hydro-Québec Distribution and certain large industrial customers

The risks related to Hydro-Québec Distribution’s special contracts with certain large industrial customers in Québec are absorbed by Hydro-Québec Production. In 2013, the special contracts reduced our net result by $240 million, compared to $238 million in 2012. On the other hand, the hedging operations we carried out to manage risks related to exchange rates and aluminum prices had a positive impact of $227 million in 2013, compared to $161 million in 2012.

Electricity sales outside Québec

Electricity sales outside Québec amounted to $1,525 million, compared to $1,191 million in 2012. Short-term electricity sales generated $1,296 million, compared to $980 million the previous year.

Net electricity exports, which factor in short-term electricity purchases, generated $1,353 million, compared to $1,099 million in 2012. This increase was the result of the combined impact of market conditions, which were more favorable in 2013 than in 2012, and higher hydroelectric output. The unit contribution rose to 4.4¢/kWh in 2013 on account of higher prices on energy markets, especially at year end, due to the cold spell that gripped North America, and the depreciation of the Canadian dollar.

As at December 31, 2013, reservoir storage stood at 96.1 TWh, compared to 110.7 TWh a year earlier. This decrease is mainly because natural water inflows were higher than normal in 2012. The division’s energy reserve continues to fully meet the criteria set for management of risks related to the security of the energy supply.

Electricity and fuel purchases

Electricity and fuel purchases totaled $1,104 million in 2013, compared to $1,035 million in 2012. This $69-million variance is mainly owing to a $65-million increase in short-term electricity purchases made by the division as part of its business operations outside Québec. On the other hand, electricity purchases from Rio Tinto Alcan decreased by $122 million given that Hydro-Québec Production had bought large quantities of electricity from that company in 2012.

Depreciation and amortization

Depreciation and amortization expense totaled $765 million, compared to $731 million in 2012, an increase that resulted, among other things, from the commissioning of capital assets, including the three generating units at Sarcelle powerhouse.

Investing activities

Investments in property, plant and equipment and intangible assets affecting cash totaled $1,381 million in 2013. Of this amount, $965 million went toward development activities, mainly the Romaine complex and Sarcelle powerhouse jobsites.

Hydro-Québec Production also invested $416 million in asset sustainment and optimization. For instance, refurbishment continued at Robert-Bourassa and Beauharnois generating stations and the Manicouagan complex.

TRANSMISSION

Hydro-Québec TransÉnergie operates and develops our power transmission system. It markets system capacity and manages power flows throughout Québec.

The operations of Hydro-Québec TransÉnergie are regulated by the Energy Board.

Rate cases

In April 2013, Hydro-Québec TransÉnergie and Hydro-Québec Distribution filed a joint application with the Energy Board for a review of their rate of return to bring it in line with that of similar companies in Québec and elsewhere in North America. The two divisions also proposed the implementation of a sharing mechanism that would allow customers to benefit from future cost reductions we achieve.

In August 2013, Hydro-Québec TransÉnergie filed its 2013 and 2014 rate case application with the Energy Board. This application sought the approval of the division’s revenue requirements and changes to transmission service rates.

Prior to the Energy Board’s rulings on these applications, which were issued in March 2014 (see “Regulatory Framework — Energy Board Act”), the Energy Board had indicated that the revenue requirements for 2013 would provisionally be maintained at the 2012 level, namely $2,992 million.

Operating results

Hydro-Québec TransÉnergie’s result from continuing operations was $513 million in 2013, compared to $581 million in 2012. This $68-million decrease is due, among other things, to an adjustment related to the division’s 2013 rate case, mainly because the cost of debt decreased from 7.03% in 2012 to 6.53% in 2013, benefiting customers, and to variances in revenue from point-to-point transmission services.

Investing activities

In 2013, Hydro-Québec TransÉnergie invested $1,915 million in property, plant and equipment and intangible assets affecting cash, namely $998 million for growth projects and $917 million for asset sustainment projects. The purpose of growth projects is to connect new hydroelectric facilities and wind farms to the grid and to increase transmission capacity in response to higher load demand or new customer requests. The asset sustainment projects involve keeping facilities in good operating condition, maintaining and improving service quality and complying with the legal and regulatory requirements for operating a power transmission system.

Growth projects under way in 2013 included continued work to connect Romaine-2 generating station (640 MW) as part of the expansion of the transmission system in Minganie, which accounted for $401 million, and to integrate the output from wind farms built in response to the call for tenders issued by Hydro-Québec Distribution in 2005 (2,000 MW), which accounted for $238 million.

In the asset sustainment category, Hydro-Québec TransÉnergie invested $672 million in equipment replacement and facility modernization. Among the projects under way are the rebuilding of Bélanger substation to raise the voltage to 315/120/25 kV, for an investment of $99 million that also includes a growth component. The division also invested $245 million in enhancing service quality, including $111 million for the addition of a 735/315-kV section at Bout-de-l’Île substation.

DISTRIBUTION

Hydro-Québec Distribution provides electricity to the Québec market and delivers reliable power and quality services to its customers with a view to efficiency and sustainable development. In this context, it also promotes energy efficiency among its customers.

The division’s activities are regulated by the Energy Board, which has exclusive jurisdiction to set electricity rates.

Rate cases

In March 2013, the Energy Board approved an across-the-board electricity rate increase of 2.4%, effective April 1, 2013.

In August 2013, Hydro-Québec Distribution filed an application with the Energy Board for a 3.4% adjustment in electricity rates, effective April 1, 2014. The main reasons for the adjustment are the costs related to wind power purchase contracts and indexing the price of Heritage Pool Electricity. The costs related to higher demand in Québec are offset by efficiency gains of $160 million remitted to customers.

In September 2013, at the Energy Board’s request, Hydro-Québec Distribution incorporated into its rate case an application to review its rate of return that it had submitted as a separate case in April 2013, jointly with Hydro-Québec TransÉnergie. The purpose of the review was to bring the two divisions’ rate of return in line with that of similar companies in Québec and elsewhere in North America. The review would have a 2.4% impact on electricity rates, bringing the overall adjustment requested to 5.8%. The two divisions also proposed the implementation of a sharing mechanism that would allow customers to benefit from future cost reductions we achieve.

The Energy Board’s rulings on these applications were issued in March 2014 (see “Regulatory Framework — Energy Board Act”).

Supplying the Québec market

Hydro-Québec Distribution relies on various sources to supply the Québec market. It relies primarily on the 165 TWh of Heritage Pool Electricity, which it purchases from Hydro-Québec Production, and also issues short- and long-term calls for tenders. For requirements of less than three months, it may also buy electricity directly on the market, without tendering, under an authorization granted by the Energy Board. For unforeseen needs that cannot be met otherwise, the division relies on a framework agreement with Hydro-Québec Production. As the previous agreement expired on December 31, 2013, the two divisions signed a new three-year agreement that was approved by the Energy Board in December 2013.

In November 2013, Hydro-Québec Distribution filed its Electricity Supply Plan 2014—2023 with the Energy Board. This plan features a larger supply portfolio than the previous one, given the additional energy blocks called for in orders-in-council issued by the Québec government.

Finally, Hydro-Québec Distribution is continuing its efforts to promote energy efficiency. In 2013, its customers’ participation in the Energy Efficiency Plan generated new savings of 619 GWh. Factoring in  the CATVAR project (voltage regulation and reactive power control) and the programs sponsored by the Bureau de l’efficacité et de l’innovation énergétiques to which the division contributes, cumulative energy savings of 8.5 TWh have been achieved since 2003.

Operating results

Hydro-Québec Distribution posted a result from continuing operations of $410 million in 2013 compared to $503 million in 2012, a decrease of $93 million. Revenue from electricity sales increased by $569 million on account of three main factors: temperatures that were colder in 2013 than in 2012; higher demand; and the rate adjustments of April 1, 2012 and 2013. Other revenue decreased by $146 million, partly because of revenue variances related to climate conditions given the colder temperatures in 2013. Net electricity purchases rose by $453 million, mainly due to a $319-million increase in supplies purchased from third parties, primarily independent wind power and biomass energy producers, as well as in short-term purchases made on markets to meet occasional needs. Supplies from Hydro-Québec Production, for their part, increased by $135 million. In addition, depreciation and amortization expense increased by $40 million compared to 2012.

ELECTRICITY SALES IN QUÉBEC BY SEGMENT

	Sales volume			Sales revenue
	2013	2013–2012 change		2013	2013–2012 change
Market segment	TWh	TWh	%	$M	$M	%
Residential	66.0	4.0	6.5	4,825	373	8.4
Commercial, institutional and small industrial	44.6	0.8	1.9	3,504	134	4.0
Large industrial	56.9	—	—	2,439	122	5.3
Other	5.0	0.2	3.4	286	18	6.7
Total	172.5	5.0	3.0	11,054	647	6.2

FACTORS IN THE 2013—2012 CHANGE IN SALES BY SEGMENT

	Volume effects							Price effects			Total
	Baseload demand		Temperatures		February 29		Total	Rate adjustments	Other	Total
Market segment	TWh	$M	TWh	$M	TWh	$M	$M	$M	$M	$M	$M
Residential	0.6	46	3.7	270	(0.3)	(19)	297	65	11	76	373
Commercial, institutional and small industrial	0.4	25	0.5	37	(0.1)	(10)	52	55	27	82	134
Large industrial	0.2	22	—	—	(0.2)	(6)	16	26	80	106	122
Other	—	2	0.2	5	—	(1)	6	4	8	12	18
Total	1.2	95	4.4	312	(0.6)	(36)	371	150	126	276	647

Electricity sales in Québec

Revenue from electricity sales amounted to $11,054 million, a $647-million increase compared to 2012 that is due to colder temperatures in 2013 than in 2012, higher demand and the rate adjustments of April 1, 2012 and 2013. Revenue from special contracts with certain large industrial customers increased because of the positive impact of hedging operations related to exchange rates and aluminum prices. The risks related to special contracts are absorbed by Hydro-Québec Production.

Sales volume totaled 172.5 TWh compared to 167.5 TWh in 2012, a 5.0-TWh increase. Temperatures were colder in 2013 than in 2012, resulting in a 4.4-TWh or $312-million increase. Temperatures therefore had a positive impact of $80 million in 2013, compared to a negative impact of $232 million in 2012. Demand grew by 1.2 TWh, especially in the residential segment, where it increased by 0.6 TWh or $46 million.

Other revenue

Other revenue decreased by $146 million compared to 2012, due mainly to the change in the amounts that we are entitled to receive from customers or are required to pay to customers in connection with such things as revenue variances related to climate conditions and cost variances for supplies in excess of the Heritage Pool Electricity.

Revenue variances related to climate conditions correspond to differences between Hydro-Québec Distribution’s actual transmission and distribution revenue and the revenue forecasts established on the basis of the climate normal for rate case purposes. These variances led to the recognition of an amount of $42 million payable to customers in 2013, compared to an amount receivable of $122 million in 2012, for a negative change of $164 million stemming from the fact that temperatures were colder in 2013 than in 2012.

Cost variances for supplies in excess of the Heritage Pool Electricity led to the recognition of an amount of $48 million receivable from customers in 2013, given the fact that the actual supply costs were higher than the costs forecasted for rate-setting purposes. An amount of $4 million was recognized in this regard as receivable from customers in 2012, for a positive change of $44 million.

Electricity purchases and transmission costs

Net electricity purchases were $453 million higher than in 2012, partly because of a $319-million increase in supplies from independent wind power producers, for $196 million, and biomass energy producers, for $57 million, as well as short-term purchases made on markets to meet occasional needs, for $71 million. In addition, supplies from Hydro-Québec Production increased by $135 million, due, among other things, to the colder temperatures in 2013 than in 2012 and to higher demand in Québec.

The cost of native-load transmission service totaled $2,624 million, the same amount as in 2012, because the Energy Board ruled that Hydro-Québec TransÉnergie’s electricity transmission rates approved for 2012 would provisionally be maintained for 2013, until the decision on the Transmission Provider’s 2013 rate case was made in the first quarter of 2014 (see “Regulatory Framework — Energy Board Act” for further developments).

Depreciation and amortization

Depreciation and amortization expense totaled $719 million, compared to $679 million in 2012, an increase of $40 million due partly to the commissioning of property, plant and equipment, including the advanced metering infrastructure.

Investing activities

In 2013, Hydro-Québec Distribution’s investments in property, plant and equipment and intangible assets affecting cash totaled $882 million.

Of this amount, $313 million went toward handling the growth of the Québec customer base, including $175 million for new customer connections. The division also invested $397 million in asset sustainment, which includes $174 million for the rollout of the advanced metering infrastructure. In addition, it allocated $19 million to enhancing service quality, including $8 million for the SOGEM line crew scheduling and management project, which will enable the division to optimize and standardize its fieldwork management processes.

Hydro-Québec Distribution also invested $113 million in the Energy Efficiency Plan.

CONSTRUCTION

The Construction segment includes activities related to the projects carried out by Hydro-Québec Équipement et services partagés1 and by Société d’énergie de la Baie James (SEBJ).

Hydro-Québec Équipement et services partagés is responsible for construction and refurbishment projects throughout Québec, except in the territory governed by the James Bay and Northern Québec Agreement (JBNQA). SEBJ builds generating facilities in the territory governed by the JBNQA (north of the 49th parallel) and may also carry out projects elsewhere in Québec and outside the province.

As engineering, construction and environmental specialists, Hydro-Québec Équipement et services partagés and SEBJ offer Hydro-Québec Production and Hydro-Québec TransÉnergie a variety of services needed for draft-design studies, impact assessments and other undertakings in the context of energy-related projects. These services include technical and scientific surveys, planning, cost estimates, design, architecture, geomatics and quality control.

Volume of activity

Hydro-Québec Équipement et services partagés and SEBJ carried out activities amounting to $2,574 million in 2013, compared to $2,295 million the previous year. As in 2012, the high volume can be attributed to several large-scale projects. Work done for Hydro-Québec Production totaled $1,095 million, compared to $1,174 million in 2012, while work done for Hydro-Québec TransÉnergie totaled $1,440 million, compared to $1,090 million.

Main achievements

In 2013, Hydro-Québec Équipement et services partagés and SEBJ carried out power generation and transmission projects amounting to a total of $2,535 million, compared to $2,264 million in 2012. The main projects under way for Hydro-Québec Production include construction of the Romaine complex as well as the refurbishment of Beauharnois generating station and various facilities in the Manicouagan complex. In addition, Sarcelle powerhouse was commissioned in 2013. For Hydro-Québec TransÉnergie, the division continued work related to connecting the Romaine complex, integrating the output from wind farms, rebuilding Bélanger substation and adding a 735/315-kV section at Bout-de-l’Île substation. In addition, it worked on upgrading various facilities in the main transmission system while pursuing other projects to increase transmission system capacity.

1.         The operations of the Direction principale — Centre de services partagés are included under Corporate and Other Activities.

CORPORATE AND OTHER ACTIVITIES

This heading includes corporate activities, the Direction principale — Centre de services partagés and the Groupe — Technologie.

Results

Corporate and Other Activities recorded a net result of $89 million in 2013, comparable to the 2012 figure.

Corporate activities

Corporate activities consist of the Vice-présidence — Ressources humaines; financial services, which are provided by two departments; and the Groupe — Affaires corporatives et secrétariat général.

The Vice-présidence — Ressources humaines develops strategies, guidelines, frameworks, corporate programs and objectives in matters pertaining to human resources management, labor relations, compensation and employee benefits, organizational performance, health and safety, as well as training and skills development. Its mission includes providing certain products and services in these areas to the entire company, as well as making sure that Management can count on optimum human resources conditions.

The Vice-présidence — Comptabilité et contrôle is responsible for overseeing financial, regulatory and management accounting frameworks as well as integrated business risk management. It also has the task of producing and analyzing our consolidated financial statements. Its other duties include financial planning, taxation, control, accounting for revenue other than from electricity sales, human resources—related financial transactions and disbursements related to employees, retirees and suppliers.

The Vice-présidence — Financement, trésorerie et caisse de retraite is in charge of meeting our financing requirements, managing our treasury and maintaining relations with our bondholders and rating agencies. It also acts as trustee of our pension fund. As at December 31, 2012, the date of the most recent actuarial valuation, the pension plan showed a funding surplus of $716 million, which means that the assets held were sufficient to cover future pension costs. On that date, the pension plan’s funding ratio was 104.6%. In 2013, the pension fund had a 13.8% rate of return, compared to 10.3% in 2012. As a result of this performance and the gradual normalization of interest rates, we anticipate an increase in the funding ratio and surplus as well as a major reduction in the solvency deficit, which amounted to $4.6 billion at the end of 2012.

The Groupe — Affaires corporatives et secrétariat général provides support services and strategic consulting in the areas of communications, public affairs, environment and ethics, as well as government and institutional relations. It is also responsible for services and expertise related to legal affairs as well as safety and security of persons and property. In addition, it coordinates strategic planning and our contribution to the electrification of ground transportation. The Secretary General assists the President and Chief Executive Officer in carrying out our mandate and acts as Secretary to the Board of Directors and the Board committees at Hydro-Québec and its subsidiaries.

Direction principale — Centre de services partagés

The Direction principale — Centre de services partagés, which is part of Hydro-Québec Équipement et services partagés, develops strategies, guidelines and frameworks pertaining to procurement and services common to the entire company. It provides divisions and corporate units with support services adapted to their needs, so that they can focus on their core activities. These services include procurement of goods and services, real estate management, document management and materials management, as well as management of food, accommodation and air and ground transportation services.

Its revenue totaled $490 million in 2013, compared to $465 million in 2012.

Groupe — Technologie

The Groupe — Technologie is composed primarily of the Direction principale — Télécommunications, the Direction principale — Technologie de l’information, our research institute and the subsidiaries Hydro-Québec IndusTech and Hydro-Québec CapiTech. The group’s mandate is to ensure the integrated management of technological innovation and the optimal management of telecommunications and information system infrastructure. With this in mind, it has continued to implement an overall vision for systems governance, architecture and security in order to capitalize on the convergence of technologies and thereby contribute to improving our overall performance.

Direction principale — Télécommunications and Direction principale — Technologie de l’information

The Direction principale — Télécommunications and the Direction principale — Technologie de l’information enhance the efficiency of all divisions and corporate units by offering technology solutions in line with our business priorities.

In 2013, these two units posted revenue of $596 million, compared to $576 million in 2012.

Research institute

Our research institute, IREQ, provides technical assistance to the divisions and carries out technological innovation projects to support their operations and ensure our long-term development. We allocate approximately $100 million annually to IREQ’s activities.

Hydro-Québec IndusTech

The mission of Hydro-Québec IndusTech is to partner with the private sector in industrializing and marketing technologies resulting from our research activities. It is notably responsible for TM4, a company active in the field of electric powertrain systems. In 2013, TM4 was involved in starting up various projects that tie into the Québec government’s Transportation Electrification Strategy 2013—2017. In addition, Prestolite E-Propulsion Systems (PEPS), a joint venture it holds in equal shares with Prestolite Electric Beijing, opened a plant in China to manufacture TM4-designed SUMФ electric motors for heavy vehicles and market them in Asia.

Investing activities

In 2013, the Groupe — Technologie’s investments totaled $127 million, of which $112 million was allocated to maintaining asset quality and $15 million was allocated to development activities.

INTEGRATED BUSINESS RISK MANAGEMENT

We apply an integrated business risk management process as part of our ongoing activities. This process is supported by various control, communication and assessment mechanisms that enable us to monitor risk developments on a dynamic basis.

Our divisions and corporate units are central to the process. As part of their ongoing activities, they manage the risks to which they are exposed and reassess them on a regular basis, daily in some cases. In concrete terms, each division or corporate unit must determine and assess its main risks and then develop and apply mitigation measures to ensure that residual business risks are at a level we deem acceptable. This exercise leads to the creation of a consolidated portfolio of residual business risks during the annual planning process. This consolidated portfolio is presented to the Board of Directors with the Business Plan, which includes an analysis of the sensitivity of the net result to the principal risks. The divisions and corporate units report on their risk management activities and follow-up to the Management Committee, which acts as a risk management committee to provide overall monitoring of business risks.

Financial risks

In the course of our operations, we carry out transactions that expose us to certain financial risks, such as market, credit and liquidity risk. Systematic follow-up and the adoption of strategies that include the use of derivative instruments considerably reduce exposure to such risks and their impact on results.

Market risk

Our results are subject to different types of market risk associated mainly with fluctuations in the Canadian dollar’s exchange rate compared to the U.S. dollar as well as fluctuations in interest rates and aluminum prices. Exchange rate fluctuations affect revenue from sales denominated in U.S. dollars as well as the cost of U.S. dollar—denominated debt and swaps. Interest rate fluctuations affect financial expenses, pension costs and the authorized return on equity of regulated divisions. Aluminum price fluctuations have an impact on revenue from special contracts with certain large industrial customers in Québec.

The three types of market risk are subject to active integrated management, in particular through derivative financial products. The purpose of such management is to limit the impact of market risk on our short-term results, according to strategies and criteria established based on our risk tolerance. Furthermore, we can count on certain offsetting factors that mitigate our market risk over the medium and long term, for example, debt and swaps denominated in U.S. dollars as a hedge against sales in that currency. The effect of exchange rate fluctuations on sales is thus offset by exchange gains or losses on debt in U.S. dollars. There is also an offsetting effect between the impact of a general increase or decrease in interest rates on financial expenses and the impact of such an increase or decrease on pension costs.

Credit risk

Credit risk is the risk that a counterparty may not meet its contractual obligations. We are exposed to credit risk related to receivables through ongoing electricity sales in Québec. These sales are billed at rates that provide for cost recovery according to conditions approved by the Energy Board. We are also exposed to credit risk related to the cash equivalents, short-term investments and derivative instruments traded with financial institutions and other issuers and, to a lesser extent, with North American energy companies under Hydro-Québec Distribution supply contracts and Hydro-Québec Production energy transactions on markets outside Québec.

Exposure to credit risk is mitigated by the implementation of limits and frameworks for risk concentration and level of exposure by counterparty. To ensure compliance with such limits and frameworks, we take a proactive approach based on various controls and monitoring reports. These enable us to react quickly to any event that could have an impact on the financial condition of our counterparties. In addition, we generally do business with counterparties that have a high credit rating. We also enter into agreements to limit the market value of the main portfolios of derivative instruments.

Liquidity risk

Liquidity risk is the risk that a company may have difficulty meeting commitments related to its financial liabilities. This type of risk may translate into difficulties accessing sources of financing for its investment program.

Our liquidity risk is mitigated by several factors, including substantial cash flows from operating activities, access to a preauthorized standby credit facility and a diversified portfolio of highly liquid financial instruments. Given the mitigation measures in place, we consider our level of exposure to liquidity risk to be low.

Operational Risks

Generation

One of the principal uncertainties we face relates to natural water inflows. Hydro-Québec Production must ensure that it is able to meet its commitments to supply the 165 TWh of Heritage Pool Electricity annually to Hydro-Québec Distribution and fulfill its contractual obligations. In concrete terms, this means being able to cover a natural inflow deficit of 64 TWh over two consecutive years, and 98 TWh over four consecutive years. To meet this requirement, the division applies a variety of mitigation measures and closely monitors them. It therefore manages its reservoir storage on a multiyear basis and maintains an adequate margin between its generating capacity and its commitments. This allows the division to compensate for variations in runoff, replenish its reserves or take advantage of business opportunities. We regularly report to the Energy Board on the generating capacity and energy reserve of Hydro-Québec Production.

In addition to runoff uncertainties, Hydro-Québec Production’s export activities on wholesale markets are subject to market risk and the risk of unavailability of generating and transmission equipment. Market risk results from fluctuations in electricity and fuel prices, and is mitigated by ongoing monitoring of trends in wholesale markets and the use of hedging derivative instruments. The risk of unavailability of generating and transmission equipment is maintained at a level deemed acceptable through maintenance and upgrade programs.

The risks related to Hydro-Québec Production’s export activities are quantified in an integrated fashion by a team of specialists that is independent of the group carrying out the transactions. This team sees to the application of controls, presents daily reports to Senior Management and ensures compliance with the limits approved by Management and the Board of Directors.

Transmission

Several factors, such as extreme weather and equipment failure, may cause service interruptions or result in the unavailability of part of the transmission system. The multifaceted strategy adopted by Hydro-Québec TransÉnergie to prevent these problems includes implementing the standards of the North American Electric Reliability Corporation and the Northeast Power Coordinating Council, as well as measures to maintain and improve transmission facilities and optimize their useful life. In 2007, the Energy Board confirmed the reliability expertise of Hydro-Québec TransÉnergie by designating its Direction — Contrôle des mouvements d’énergie, the unit responsible for system control, as Reliability Coordinator for Québec.

Hydro-Québec TransÉnergie must ensure adequate transmission capacity to supply Hydro-Québec Distribution and other customers, as well as transmission system security and reliability. To do so, the division relies, among other things, on a strategy of ensuring long-term operability of transmission assets and on a process for optimal management of annual peak load.

Distribution

Hydro-Québec Distribution’s activities are subject to uncertainty related to fluctuations in demand (under normal climate conditions) due to the economic and energy situation, which have an impact on results. When demand is lower than the forecasts made in the rate case, the division cannot recover from customers all the costs related to power distribution and power transmission through the Hydro-Québec TransÉnergie system. To counter the impact of this risk, the division constantly fine-tunes its method of forecasting demand for electricity.

Hydro-Québec Distribution applies a series of measures to ensure long-term operability of the distribution system, and hence service quality. These measures include compliance with applicable standards for overhead and underground systems, the implementation of an asset maintenance program and a strategy for asset renewal, as well as vegetation control.

Construction

One of the principal risks that Hydro-Québec Équipement et services partagés must deal with is pressure on project costs, due to such factors as the rising cost of labor in the construction industry, higher prices for certain materials or products (such as petroleum products) and events that affect project schedules. There is also a risk related to the quality and delivery time for components, especially when they are manufactured outside of Canada.

Regarding construction time, the division makes respecting schedules a top priority despite the constraints inherent in large-scale capital projects. This is particularly important in the current context of the construction industry in Québec, in which new legislative and regulatory measures may have an impact on workflows and on our ability to deal with certain suppliers. An active monitoring process and contingency measures have been put in place to mitigate the most probable impacts of this situation.

To meet its commitments and continue to apply high quality and safety standards, Hydro-Québec Équipement et services partagés has implemented a number of measures that reduce its risk exposure. Specifically, the division closely monitors project schedules, costs and the main deliverables, an approach that enables it to ensure that projects are progressing as planned or to take any necessary corrective action. In addition, it maintains ongoing relations with the relevant organizations and government departments to stay abreast of future amendments to laws and regulations that could affect construction costs and deadlines, among other things. It also monitors key indicators for trends in prices and the rate of activity in the construction industry. Finally, it develops procurement strategies that promote competition, sustainable supplies and maintaining expertise in its markets, and it adjusts its project completion strategies according to economic conditions, in consultation with its customers.

Corporate and Other Activities

Environmental protection and conservation are among our central concerns. The majority of activities that have a significant impact on the environment are governed by an ISO 14001—certified environmental management system. In addition, every year, we review our management of environmental issues and provide an overview of the situation in this regard in our Sustainability Report.

We are also concerned with information security and the risks associated with data confidentiality and with the loss of availability or integrity of systems and data as a result of a malicious act, error or natural disaster. We regularly assess how well our information systems are protected against threats and implement the necessary security measures. These measures include an information and communication technology security program, an antivirus expertise centre, a process for anticipating security threats, Internet filtering mechanisms, a security monitoring centre, management of identities and access, and management of incidents and vulnerabilities.

Finally, we have a corporate emergency response plan to ensure the continuity of our operations and our mission in case of an exceptional event. The corporate plan integrates the emergency response plans and activities of the business units, thereby strengthening and improving coordination of the efforts of all internal and external responders, including public authorities.

SUMMARY OF CERTAIN MATERIAL DIFFERENCES BETWEEN CANADIAN GAAP AND US GAAP

BACKGROUND

Our Consolidated Financial Statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), as presented in Part V of the Chartered Professional Accountants of Canada Handbook, which differ in many instances from accounting principles generally accepted in the United States (“US GAAP”). As well, some accounting practices under both Canadian GAAP and US GAAP applicable to regulated entities, such as us, differ from accounting practices otherwise applied by unregulated companies (see “Notes 1 and 2 to the 2013 Consolidated Financial Statements”). The material differences between Canadian GAAP and US GAAP in relation to our 2013 Consolidated Financial Statements are summarized below; this discussion does not include disclosure differences. The matters discussed below have not been audited and do not necessarily include all applicable differences between Canadian GAAP and US GAAP. The following summary should be read in conjunction with our 2013 Consolidated Financial Statements.

JOINT VENTURES

Under Canadian GAAP, interests in joint ventures are accounted for using the proportionate consolidation method, whereas under US GAAP, they are accounted for using the equity method. This results in reclassification in the captions in the consolidated balance sheets and the consolidated statements of operations, cash flows and comprehensive income, but these reclassifications would have no impact on net income and shareholder’s equity.

FOREIGN CURRENCY TRANSLATION

Under Canadian GAAP, exchange gains or losses resulting from the translation of long-term monetary items are included in the consolidated statement of operations. When such items are designated as hedges of future revenue streams in U.S. dollars, related exchange gains or losses are deferred to the year such sales are made when conditions to use hedge accounting are met and they are documented as cash-flow hedging relationship.

Under US GAAP, firmly committed sales may be designated as a hedged item if hedged by a non-derivative financial instrument and must be in a fair-value hedging relationship. Thus, since we have not documented the fair value hedge for US GAAP purposes, related exchange gains or losses resulting from the translation of long-term monetary items would have been included in the consolidated statement of operations.

DEFINED BENEFIT PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

Under Canadian GAAP, the accrued benefit asset or liability of defined benefit pension and post-retirement benefit plans, presented in the consolidated balance sheet, consists of the cumulative difference between the benefit cost of the period and the employer’s contributions. The unamortized actuarial gains or losses, unamortized past service costs, unamortized transitional asset or obligation as well as yearly changes in the funded status are presented in the notes to the consolidated financial statements.

Under US GAAP, an entity should recognize the over-funded or under-funded status of defined benefit pension and post-retirement benefit plans as an asset or liability in the consolidated balance sheet. The unamortized actuarial gains or losses, unamortized past service costs and unamortized transitional asset or obligation would be presented under accumulated other comprehensive income. Actuarial gains and losses and prior service costs and credits that arise during the period would be recognized as a component of other comprehensive income.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES INCLUDING ENERGY DERIVATIVES

Under Canadian GAAP, an entity may assume that there is no ineffectiveness in a hedge of interest rate risk involving a recognized interest-bearing asset or liability and an interest rate swap when certain conditions exist. The same assumption applies to certain cross-currency swaps.

Under US GAAP, an entity may not assume that there is no ineffectiveness in a hedge of cross-currency swaps. For these hedging relationships, the effectiveness must be assessed and measured on a regular basis.

INDEPENDENT AUDITORS’ REPORT

To the Minister of Finance of Québec:

REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated financial statements of Hydro-Québec, which comprise the consolidated balance sheets as at December 31, 2013 and 2012, and the consolidated statements of operations, retained earnings, cash flows and comprehensive income for each of the years in the three-year period ended December 31, 2013, and the notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of Hydro-Québec as at December 31, 2013 and 2012, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2013, in accordance with Canadian generally accepted accounting principles.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

As required by the Auditor General Act (CQLR, c. V-5.01), we report that, in our opinion, for the year ended December 31, 2013, these principles have been applied on a basis consistent with that of the preceding year.

/s/ KPMG LLP[1]	/s/ Ernst & Young LLP[2]	/s/ Michel Samson, CPA auditor, CA
Acting Auditor General of Québec

Montréal, Québec

February 21, 2014

1.  CPA auditor, CA, public accountancy permit No. A120220

2.  CPA auditor, CA, public accountancy permit No. A109499

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31 In millions of Canadian dollars	Notes	2013	2012	2011
Revenue	3	12,881	12,136	12,250
Expenditure
Operations		2,450	2,364	2,415
Electricity and fuel purchases		1,568	1,183	1,154
Depreciation and amortization	4	2,492	2,415	2,603
Taxes	5	1,000	997	864
		7,510	6,959	7,036
Operating result		5,371	5,177	5,214
Financial expenses	6	2,433	2,441	2,528
Result from continuing operations		2,938	2,736	2,686
Result from discontinued operations	7	4	(1,876)	(75)
Net result		2,942	860	2,611

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended December 31 In millions of Canadian dollars	Note	2013	2012	2011
Balance, beginning of year		14,833	14,618	13,965
Net result		2,942	860	2,611
		17,775	15,478	16,576
Dividend	18	2,207	645	1,958
Balance, end of year		15,568	14,833	14,618

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As at December 31 In millions of Canadian dollars	Notes	2013	2012
ASSETS
Current assets
Cash and cash equivalents	16	1,695	2,183
Short-term investments		1,689	609
Accounts receivable and other receivables	16	2,177	1,911
Derivative instruments	16	883	1,052
Regulatory assets	2	1	16
Materials, fuel and supplies		194	178
		6,639	5,949
Property, plant and equipment	8	59,077	57,174
Intangible assets	9	2,323	2,241
Investments	10	146	134
Derivative instruments	16	659	1,269
Regulatory assets	2	8	10
Other assets	11	4,258	3,731
		73,110	70,508
LIABILITIES
Current liabilities
Borrowings		23	19
Accounts payable and accrued liabilities		2,229	2,069
Dividend payable	18	2,207	645
Accrued interest		890	835
Asset retirement obligations	12	118	178
Derivative instruments	16	576	663
Current portion of long-term debt	13	1,157	694
		7,200	5,103
Long-term debt	13	43,067	42,555
Asset retirement obligations	12	834	774
Derivative instruments	16	1,295	1,816
Other liabilities	14	1,067	1,003
Perpetual debt	15	253	275
		53,716	51,526
EQUITY	18
Share capital		4,374	4,374
Retained earnings		15,568	14,833
Accumulated other comprehensive income		(548)	(225)
		15,020	14,608
		19,394	18,982
		73,110	70,508
Commitments and contingencies	22

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Jacques Leblanc	/s/ Pierre Karl Péladeau
Chair of the Audit Committee	Chairman of the Board

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 In millions of Canadian dollars	Notes	2013	2012	2011
Operating activities
Net result		2,942	860	2,611
Adjustments to determine net cash flows from operating activities
Depreciation and amortization	4	2,492	2,429	2,623
Amortization of premiums, discounts and issue expenses related to debt securities		148	286	148
Write-off of property, plant and equipment under construction	7	—	990	—
Impairment of nuclear generating station assets	7	—	827	—
Other		10	11	90
Change in non-cash working capital items	20	(131)	(200)	187
Net change in accrued benefit assets and liabilities	21	(444)	(435)	(498)
		5,017	4,768	5,161
Investing activities
Additions to property, plant and equipment		(4,055)	(3,673)	(3,508)
Additions to intangible assets		(280)	(259)	(306)
Net (acquisition) disposal of short-term investments		(1,067)	506	129
Other		16	105	2
		(5,386)	(3,321)	(3,683)
Financing activities
Issuance of long-term debt		2,176	2,327	4,574
Repayment of long-term debt		(2,083)	(1,245)	(2,910)
Cash receipts arising from credit risk management	16	5,016	5,320	3,898
Cash payments arising from credit risk management	16	(4,726)	(4,962)	(3,933)
Net change in borrowings		1	(38)	31
Dividend paid		(645)	(1,958)	(1,886)
Other		134	(83)	41
		(127)	(639)	(185)
Foreign currency effect on cash and cash equivalents		8	(2)	4
Net change in cash and cash equivalents		(488)	806	1,297
Cash and cash equivalents, beginning of year		2,183	1,377	80
Cash and cash equivalents, end of year		1,695	2,183	1,377
Supplementary cash flow information	20

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31 In millions of Canadian dollars	2013	2012	2011
Net result	2,942	860	2,611
Other comprehensive income
Change in deferred (losses) gains on items designated as cash flow hedges	(218)	192	(113)
Reclassification to operations of deferred gains on items designated as cash flow hedges	(105)	(259)	(272)
	(323)	(67)	(385)
Comprehensive income	2,619	793	2,226

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2013, 2012 and 2011

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Under the provisions of the Hydro-Québec Act, Hydro-Québec is mandated to supply power and to pursue endeavors in energy-related research and promotion, energy conversion and conservation, and any field connected with or related to power or energy. Hydro-Québec is required, in particular, to supply a base volume of up to 165 TWh a year of heritage pool electricity for the Québec market, as set out in the Act respecting the Régie de l’énergie. As a government corporation, Hydro-Québec is exempt from paying income taxes in Canada.

Note 1                                                            Significant Accounting Policies

The Canadian Accounting Standards Board has authorized rate-regulated entities to defer the adoption of International Financial Reporting Standards (IFRS) until January 1, 2015. Since Hydro-Québec was entitled to exercise this deferral right, it opted to prepare its 2013, 2012 and 2011 consolidated financial statements in accordance with Canadian generally accepted accounting principles as set forth in Part V of the CPA Canada Handbook, “Pre-Changeover Accounting Standards” (Canadian GAAP).

Hydro-Québec’s consolidated financial statements also reflect the decisions of the Régie de l’énergie (the Régie). These decisions may affect the timing of the recognition of certain transactions in the consolidated operations, resulting in the recognition of regulatory assets and liabilities, which Hydro-Québec considers it is likely to recover or settle subsequently through the rate-setting process.

REGULATION

The Act respecting the Régie de l’énergie grants the Régie exclusive authority to determine or modify the rates and conditions under which electricity is transmitted and distributed by Hydro-Québec. Hydro-Québec’s electricity transmission and distribution activities in Québec are therefore regulated. Under this legislation, rates are set by reasoned decision of three commissioners after public hearings. Moreover, the Act stipulates that rates are determined on a basis that allows for recovery of the cost of service plus a reasonable return on the rate base.

The Régie and Hydro-Québec are both part of the Québec government reporting entity. However, the Régie is an independent, quasi-judicial economic regulatory agency accountable to the National Assembly of Québec through the Minister of Natural Resources.

In decision D-2012-021, the Régie authorized changes to certain accounting policies applied by the Transmission Provider and the Distributor for rate-setting purposes, effective in 2012, in order to ensure their conformity with IFRS. These changes concern the recognition of asset retirement obligations according to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, and the recognition of employee benefits according to IAS 19, Employee Benefits. In addition, the net amount of accrued benefit assets and liabilities is no longer included in the rate base. In decision D-2013-037, the Régie authorized the application of IAS 19R, Employee Benefits, for the Distributor’s rate-setting purposes, effective in 2013.

Transmission

In decision D-2013-090, the Régie stated that it would process the Transmission Provider’s 2013 and 2014 rate cases concurrently. In decision D-2012-164, it indicated that Hydro-Québec’s power transmission rates approved for 2012 would be provisionally maintained for 2013. These rates were determined in decision D-2012-066 and became effective on January 1, 2012. Hydro-Québec’s power transmission rates for 2011 were determined in Régie decisions D-2011-061 and became effective on January 1, 2011. The authorized return on the rate base was set at 6.84% in 2013 and in 2012, and at 7.21% in 2011, assuming a capitalization with 30% equity.

Distribution

Hydro-Québec’s electricity rates were determined in decisions D-2013-043, D-2012-035 and D-2011-036, in which the Régie authorized, respectively, an across-the board rate increase of 2.41%, effective April 1, 2013, and an across-the board rate reduction of 0.45% and 0.41%, effective April 1, 2012 and April 1, 2011, respectively. The authorized return on the rate base was set at 6.38% in 2013, 6.80% in 2012 and 7.26% in 2011, assuming a capitalization with 35% equity.

Note 1                                                            Significant Accounting Policies (continued)

SCOPE OF CONSOLIDATION

The consolidated financial statements include the accounts of Hydro-Québec, its subsidiaries and its joint ventures as well as those of variable interest entities where Hydro-Québec is the primary beneficiary. Interests in joint ventures are accounted for using the proportionate consolidation method.

USE OF ESTIMATES

The preparation of financial statements in accordance with Canadian GAAP requires that Management make estimates and assumptions that affect the amounts recognized as assets and liabilities, the disclosures regarding contingent assets and liabilities at the date of the consolidated financial statements and the amounts recognized as revenue and expenditure for the years at issue. The estimates relate, among other things, to revenue, which includes estimated amounts for electricity delivered but not billed; the useful life of property, plant and equipment and intangible assets for calculating the depreciation and amortization expense; cash flows; the expected timing of payments; and the discount rates used to determine asset retirement obligations and employee future benefits. These rates are based on actuarial and economic assumptions. Actual results could differ from those estimates and such differences could be significant.

REVENUE

Hydro-Québec supplies the Québec market with electricity and also sells power on wholesale markets in Canada and the United States. In addition, it is active in arbitraging transactions. Revenue from electricity sales and arbitraging transactions is recognized on delivery. Arbitraging transactions are recognized net of related electricity purchases.

Revenue also includes certain amounts that Hydro-Québec is entitled to receive from customers or is required to pay to them in the future. These amounts relate, among other things, to the supply of electricity in excess of the heritage pool, to transmission services and to climate conditions. These items give rise to financial assets and liabilities that are reported in Accounts receivable and other receivables and Other assets or in Accounts payable and accrued liabilities and Other liabilities, based on their maturities, which range from one to five years.

Other revenue is recognized on delivery of the goods or services.

FOREIGN CURRENCY TRANSLATION

Self-sustaining foreign operations

The financial statements of foreign operations that are self-sustaining in terms of financial and operational management are translated according to the current rate method using the foreign operations’ currency as the measuring unit. Under this method, assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date, and revenue and expenditure are translated at the average exchange rate in effect during the period. The exchange gains or losses resulting from the translation of the financial statements of these foreign operations are presented in Accumulated other comprehensive income under Equity on the balance sheet.

Integrated foreign operations and foreign currency transactions

In the case of foreign operations that are integrated in terms of financial and operational management, as well as foreign currency transactions, accounts stated in foreign currencies are translated according to the temporal method. Under this method, monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date, and non-monetary items are translated at the historical exchange rate. Revenue and expenditure arising from foreign currency transactions are translated into Canadian dollars at the exchange rate in effect at the transaction date. The exchange gains or losses resulting from the translation of monetary items are included in operations, unless they relate to hedging items for future sales in U.S. dollars, in which case they are recognized in Other comprehensive income until the period in which such sales are made.

Note 1                                                           Significant Accounting Policies (continued)

FINANCIAL INSTRUMENTS

Financial instruments are measured at fair value on initial recognition. Their measurement in subsequent periods and the recognition of any changes in fair value depend on the category in which they are classified.

The following table presents the classification of financial instruments in the various categories:

Category	Financial Instruments

Financial assets and liabilities held for trading Designated Classified	Cash and cash equivalents Derivative instruments

Available-for-sale financial assets	Short-term investments

Loans and receivables	Accounts receivable and other receivables Government reimbursement for the 1998 ice storm, presented in Other assets Receivables presented in Other assets

Other financial liabilities	Borrowings Accounts payable and accrued liabilities Dividend payable Accrued interest Current portion of long-term debt Long-term debt Accounts payable presented in Other liabilities Perpetual debt

Financial assets and liabilities are offset when certain criteria are met. The net amount is therefore reported in the balance sheet when Hydro-Québec has a legally enforceable right to set off the recognized amounts and it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Financial assets and liabilities held for trading are recorded at fair value at the balance sheet date. Changes in fair value are recognized in operations for the period in which they occur, except in the case of derivative instruments designated as hedges in a cash flow hedging relationship.

Available-for-sale financial assets are recorded at fair value at the balance sheet date. Changes in fair value are recorded in Other comprehensive income until they are realized, at which time they are reclassified to operations. Interest on these assets, calculated using the effective interest method, is recognized in operations.

Loans and receivables, less any impairment losses, as well as other financial liabilities, are measured at amortized cost using the effective interest method. Amortized cost includes transaction costs, premiums and discounts, if applicable. Interest is recognized in operations.

Futures or forward contracts on non-financial items that can be settled on a net basis are recorded at the date of settlement if there is a probability of receipt or delivery in accordance with expected requirements.

As part of its integrated business risk management, Hydro-Québec uses various financial instruments to manage its market risk, consisting of currency risk, interest rate risk and risk resulting from fluctuating aluminum and energy prices. Hydro-Québec applies cash flow or fair value hedge accounting to eligible hedging relationships and formally documents these relationships. Among other things, this process involves associating derivative instruments with specific assets and liabilities on the balance sheet, or with probable anticipated transactions. Hydro-Québec also measures the effectiveness of hedging relationships initially and then monthly thereafter. In addition, for hedges of anticipated transactions, it regularly assesses the probability of the occurrence of those transactions designated as hedged items.

Note 1                                                            Significant Accounting Policies (continued)

In the case of a cash flow hedge, the effective portion of changes in the fair value of an instrument designated as a hedge is recognized under Other comprehensive income, while the ineffective portion is immediately recognized in operations, under the line item affected by the hedged item. Amounts included in Accumulated other comprehensive income are reclassified to operations, also under the line item affected by the hedged item, during the periods in which the hedged item affects operations. If a derivative instrument no longer satisfies hedging conditions or is sold or liquidated, or if Hydro-Québec terminates its designation as a hedging item, hedge accounting ceases to be applied on a prospective basis. Previously recognized gains and losses continue to be carried forward to be recognized in operations during the same periods as the hedged item. If the hedged item ceases to exist, the gains or losses carried forward are immediately reclassified to operations.

In the case of a fair value hedge, changes in the fair value of the derivative instrument, including those related to the ineffective portion of the hedge, are recognized in operations under the line item affected by the hedged item. Offsetting changes in the fair value of the hedged item attributable to the hedged risk are recognized as adjustments to this item’s carrying amount and are offset against operations.

In addition, an embedded derivative must be separated from its host contract and recognized at fair value on the balance sheet if certain conditions are met. Hydro-Québec has opted to apply this accounting treatment to all host contracts issued, acquired or substantively amended on or after January 1, 2003.

Hydro-Québec must classify the fair value measurements of financial instruments according to a three-level hierarchy, based on the type of inputs used in making these measurements:

•          Level 1:                    Quoted prices on active markets for identical instruments;

•          Level 2:                    Significant inputs and value drivers that are observable on markets; and

•          Level 3:                    One or more significant inputs or value drivers that are not observable market data.

Cash, net of bank overdrafts, as well as cash equivalents, short-term investments and derivative instruments are recognized at fair value. Fair value is the amount of the consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Cash equivalents consist of investments with a maturity of three months or less from the date of acquisition. Investments with a maturity of more than three months are presented in Short-term investments.

Except for cash and measurements of exchange-traded derivative instruments, which are Level 1 measurements, fair value measurements for financial instruments are Level 2 measurements. These measurements are obtained by discounting future cash flows, which are estimated on the basis of the spot rates or the forward rates or prices (foreign exchange rates, interest rates, and aluminum or energy prices) in effect on the balance sheet date and take into account the credit risk assessment. The valuation techniques make use of observable market data.

MATERIALS, FUEL AND SUPPLIES

Inventories of materials, fuel and supplies are valued at the lower of cost and net realizable value. Cost is determined by the weighted average cost method.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost, which comprises materials, labor, other costs directly related to construction activities, and financial expenses capitalized during construction. Property, plant and equipment also include draft-design costs for projects whose technical feasibility has been demonstrated, whose profitability has been estimated, and for which Management deems that it will in all likelihood have the necessary resources for completion. The discounted value of retirement obligations related to property, plant and equipment as well as that of agreements with local communities meeting the definition of a liability are added to the carrying amount of the property, plant and equipment concerned. Moreover, contributions from third parties are applied against the cost of the related property, plant and equipment.

Financial expenses capitalized to property, plant and equipment under construction are determined using the average cost of Hydro-Québec’s long-term debt. When the property, plant and equipment under construction relate to regulated transmission and distribution activities, such financial expenses take return on equity into account. The portion that corresponds to return on equity is included in Revenue in consolidated operations.

Note 1                                                            Significant Accounting Policies (continued)

Property, plant and equipment are depreciated over their useful life, using the straight-line method, starting in the month following the date of commissioning. The depreciation periods for the principal categories of property, plant and equipment are as follows:

Hydraulic generation	40 to 120 years
Thermal generation	15 to 50 years
Transmission substations and lines	30 to 70 years
Distribution substations and lines	25 to 60 years
Other property, plant and equipment	5 to 50 years

When property, plant and equipment are retired, their cost, net of accumulated depreciation and salvage value, is recognized in operations for the year.

Maintenance and repair costs are recognized in operations when incurred.

INTANGIBLE ASSETS

Intangible assets are recorded at cost. Financial expenses are capitalized over the development period.

The costs related to the Energy Efficiency Plan (EEP), and internally developed computer software and development costs are capitalized when they meet capitalization criteria.

Intangible assets with an indefinite useful life are not amortized. These assets are tested for impairment annually or more frequently if events indicate a potential impairment loss. The excess of the carrying amount over the fair value is recognized in operations for the period in which the impairment is determined.

Intangible assets with a finite useful life, namely the EEP, software and licences, development costs and patents, are amortized over their useful life according to the straight-line method over the following periods:

EEP	10 years
Software and licences	3 to 10 years
Development costs	5 years
Patents	20 years

IMPAIRMENT OF LONG-LIVED ASSETS

Hydro-Québec reviews the carrying amount of its property, plant and equipment and its amortizable intangible assets whenever events or changes in circumstances indicate that the expected undiscounted net cash flows could be lower than the carrying amount of the property and assets. An impairment loss corresponding to the amount by which the carrying amount exceeds fair value is recognized, if applicable.

INVESTMENTS

Investments in companies over which Hydro-Québec can exercise significant influence are accounted for on an equity basis. These investments are initially recognized at cost, and the carrying amount is increased or decreased by an amount equal to Hydro-Québec’s share of the changes in the investees’ net assets after the date of acquisition. Hydro-Québec’s share of the investees’ operations is recognized in the net result. Dividends received from the investees are applied against the carrying amount of the investment.

EMPLOYEE FUTURE BENEFITS

Hydro-Québec offers all its employees a contributory defined-benefit pension plan based on final pay, as well as other post-retirement and post-employment benefits.

The cost of pension benefits and other post-retirement benefits provided in exchange for current service is calculated according to the projected benefit method prorated on years of service. It is determined using a discount rate and is based on Management’s best estimates, in particular concerning the expected return on plan assets, salary escalation, the increase in health care costs, and employees’ retirement ages. Plan assets are measured at fair value at the balance sheet date.

Note 1                                                            Significant Accounting Policies (continued)

In order to establish the cost of benefits and its employee future benefit obligations, Hydro-Québec has adopted the following policies:

•          The discount rate is based on the average rate of the interest rate curve on the measurement date of high-quality Canadian corporate bonds and takes into account the expected cash flows associated with the accrued benefit obligations.

•          Past service costs arising from plan amendments and transitional balances relating to the pension plan and post-retirement benefits as at January 1, 1999, are amortized using the straight-line method over periods not exceeding active employees’ average remaining years of service, which was 12 years as at January 1, 2013, 2012 and 2011.

•          Amortization of actuarial gains or losses is recognized in operations for the year if the unamortized net actuarial gain or loss at the beginning of the year exceeds 10% of the value of the accrued benefit obligations or 10% of the market-related value of the plan assets, whichever is greater. The amortization corresponds to the excess divided by active employees’ average remaining years of service.

•          The expected return on pension plan assets is based on a market-related value determined by using a five-year moving average value for equity securities and by measuring other asset classes at fair value.

ASSET RETIREMENT OBLIGATIONS

Hydro-Québec accounts for asset retirement obligations in the period in which the legal obligations with respect thereto arise, provided that a reasonable estimate of their fair value can be made. The corresponding costs of asset retirement are added to the carrying amount of the related long-lived asset and are amortized over its useful life. In subsequent financial years, any change due to the passage of time is recognized in operating expenses for the current year (accretion expense) and the corresponding amount is added to the carrying amount of the liability. Changes resulting from revisions to the timing or the amount of the undiscounted cash flows are recognized as an increase or decrease in the carrying amount of the liability arising from asset retirement obligations, and the corresponding amount is added to the carrying amount of the related asset or deducted up to a maximum of its carrying amount, with any excess then being recognized in operations. When the asset reaches the end of its useful life, any change is immediately recognized in operations. During the final settlement of the asset retirement obligation concerned, the difference between the balance of the obligation and the actual cost incurred is recognized as a gain or a loss in operations.

The cash flows required to settle asset retirement obligations are estimated on the basis of studies that use various assumptions concerning the methods and timing to be adopted for the retirement. Hydro-Québec periodically reviews the measurement of these obligations in light of the underlying assumptions and estimates, potential technological advances, and changes in applicable standards, laws and regulations.

AGREEMENTS WITH LOCAL COMMUNITIES

Hydro-Québec has entered into various agreements with the local communities concerned by certain capital projects. The amounts under these agreements are recognized in Long-term debt if they fall within the definition of a liability, and the offsetting item is recognized in Property, plant and equipment. The recognized amounts are determined by discounting the future cash flows related to these agreements. The discount rate used is the interest rate on Hydro-Québec bonds at the initial recognition date. Subsequently, in the case of agreements with indexed cash flows, the cash flows are subject to an annual re-estimation that can result in a change in the discount rate.

RELATED PARTY TRANSACTIONS

In the normal course of business, Hydro-Québec enters into various business transactions, including electricity sales, with the Québec government and its agencies, as well as with other government corporations. These business transactions are measured at the exchange amount.

Note 2                                                            Effects of Rate Regulation on the Consolidated Financial Statements

The following information describes the impact on the consolidated financial statements of accounting policies and practices adopted by Hydro-Québec in accordance with the Régie’s decisions with respect to regulated activities.

REGULATORY ASSETS

Costs related to the de-icing system at Lévis substation

Certain costs related to the Lévis substation de-icing system, designed in the wake of the 1998 ice storm to secure the transmission lines supplying the greater Québec area, were recognized in a separate account. These costs have been amortized using the straight-line method starting from the date of commissioning of the de-icing system, over a period corresponding to the average remaining useful life of the assets enhanced by the system. Financial expenses arising from these costs were capitalized at the rate of return authorized by the Régie on the rate base until such time as they were included in the rate base and amortization began. This accounting practice was authorized by the Régie in decision D-2004-175, which relates to Hydro-Québec’s power transmission activities. Were these activities not regulated, the costs would have been recognized in operations for the year in which they were incurred, and the net result for 2013, 2012 and 2011 would have been $1 million higher.

Costs related to projects of more than $10 million pending approval

Costs related to projects of more than $10 million that were included in a rate application, but that are pending approval at the time the decision on the rate application is handed down, are recognized in a separate account until the projects are approved by the Régie and amortized over the subsequent financial year. Financial expenses arising from these costs are capitalized at the rate of return authorized by the Régie on the rate base until such time as amortization begins. This accounting practice was authorized by the Régie in decision D-2012-024, which relates to Hydro-Québec’s power distribution activities. Were these activities not regulated, the costs would be recognized in operations for the year in which they are incurred, and the net result for 2013 would have been $14 million higher ($10 million lower in 2012 and nil in 2011).

REGULATORY ASSETS

	Expected years of amortization	2013	2012
Costs related to the de-icing system at Lévis substation	2014–2047	8	9
Costs related to projects of more than $10 million pending approval	—	—	14
Other	2014	1	3
		9	26
Current portion		1	16
		8	10

Note 2                                                            Effects of Rate Regulation on the Consolidated Financial Statements (continued)

Risks and uncertainties

The risks and uncertainties related to the above regulatory assets are subject to periodic monitoring and assessment. Once Hydro-Québec considers that it is no longer likely that the net carrying amount of a regulatory asset will be taken into account in setting future rates, this amount is recognized in operations for the year in which the conclusion is reached.

OTHER REGULATORY PRACTICES

Under Régie decisions D-2002-95 and D-2003-93, the compensation granted by the Québec government for the 1998 ice storm was applied against the cost of newly constructed property, plant and equipment; it is amortized over the remaining life of the retired assets, with the exception of the portion equivalent to the unamortized cost of these assets, which is amortized over 10 years. The straight-line method is used in both cases. Were these activities not regulated, the compensation would be amortized over the useful life of the newly constructed property, plant and equipment.

In decisions D-2002-95 and D-2004-47, the Régie prescribed capitalizing financial expenses to property, plant and equipment under construction and intangible assets under development related to regulated activities, according to the authorized rates of return on the rate bases. These rates, which are set using methods approved by the Régie, take into account a component associated with the cost of the debt and a component associated with the return on equity. Were these activities not regulated, financial expenses would be capitalized using the average cost of Hydro-Québec’s long-term debt.

Under Régie decisions D-2002-95 and D-2003-93, the cost of dismantling assets that were retired and replaced, net of the salvage value, is added to the cost of newly constructed assets. Under Régie decision D-2011-039, which relates to Hydro-Québec’s power transmission activities, the costs of restoring sites associated with replaced assets are also added to the cost of newly constructed assets. Were these activities not regulated, the related costs would be charged to operations in the year in which they are incurred.

Under Régie decisions D-2006-76 and D-2006-76R, contributions received for relocation or modification projects relating to certain transmission grid assets are recognized in a separate account and applied against property, plant and equipment. These contributions are amortized over the average useful life of assets for each project, using the straight-line method. Were these activities not regulated, the contributions would be amortized over the useful life of each item of property, plant and equipment concerned.

Under Régie decisions D-2002-25, D-2002-288, D-2003-93 and D-2006-56, advertising and promotional costs, entertainment expenses, training costs and other EEP general expenses incurred until December 31, 2011, were recognized in the costs related to this intangible asset and will be amortized over 10 years on a straight-line basis. Were these activities not regulated, the costs and expenses would have been recognized in operations for the year in which they were incurred. As of January 1, 2012, under Régie decision D-2012-021, these costs are recognized in operations for the year in which they are incurred.

Under Régie decision D-2011-058, certain costs incurred for completion of the customer systems optimization project that had not been taken into account in setting rates and had been recognized in a separate account were amortized in 2012. Financial expenses arising from these costs were capitalized at the rate of return authorized by the Régie on the rate base until such time as amortization began. Were these activities not regulated, the costs would have been recognized in operations for the year in which they were incurred, and the net result would have been $10 million higher in 2012 ($7 million lower in 2011).

Finally, the legal and regulatory context in which Hydro-Québec operates gives it the right to receive from its customers or the obligation to pay to them, as the case may be, the amounts corresponding to any variance between the actual amount of certain specific items and the amount provided in rate cases for these items. These items therefore give rise to financial assets or liabilities. They include the supply of electricity in excess of the heritage pool (decisions D-2005-34, D-2005-132, D-2006-34, D-2007-12 and D-2008-024), fuel purchases (decision D-2009-016), native-load transmission service (decisions D-2003-93, D-2006-34, D-2007-12 and D-2008-024), climate conditions (decisions D-2006-34 and D-2009-016), point-to-point transmission service (decisions D-2007-08 and D-2008-019), pension costs (decisions D-2011-028, D-2011-039, D-2012-024 and D-2012-059), costs of major outages (decisions D-2009-016 and D-2013-037) and the expense related to the activities of the Bureau de l’efficacité et de l’innovation énergétiques (decision D-2013-037).

Note 3                                                            Revenue

	2013	2012	2011
Electricity sales	12,610	11,636	11,972
Other	271	500	278
	12,881	12,136	12,250

Note 4                                                            Depreciation and Amortization

	2013	2012		2011
Property, plant and equipment[a]	2,067	2,047		2,279
Intangible assets	274	241		212
Regulatory assets	17	19		9
Retirement of capital assets	134	108		103
	2,492	2,415	[b]	2,603	[b]

a)     The revision of the useful life of property, plant and equipment in 2013 and in 2011 did not have a major impact on the depreciation expense for the year. In 2012, the revision of the useful life of property, plant and equipment resulted in a $181-million decrease in the depreciation expense. As part of this revision, the maximum depreciation period for some hydraulic generation assets increased from 100 to 120 years, while the maximum period for certain transmission line and substation assets increased from 50 to 70 years, and for certain distribution line and substation assets, from 40 to 60 years.

b)     The depreciation and amortization expense presented in the 2012 consolidated statement of cash flows includes $14 million for assets related to discontinued operations ($20 million in 2011).

Note 5                                                            Taxes

	2013	2012	2011
Water-power royalties[a]	674	621	598
Public utilities tax[b]	245	252	244
Municipal, school and other taxes[c]	81	124	22
	1,000	997	864

a)     Water-power royalties payable to the Québec government totaled $669 million in 2013 ($617 million in 2012 and $593 million in 2011), including a balance due of $52 million as at December 31, 2013 ($23 million as at December 31, 2012 and $83 million as at December 31, 2011).

b)    The public utilities tax is paid to the Québec government.

c)      Including $30 million payable to the Québec government under the Act respecting Energy Efficiency and Innovation in 2013 ($37 million in 2012 and nil in 2011). No amount was recorded under the Act to establish the Northern Development Fund in 2013 ($49 million in 2012 and nil in 2011).

Note 6                                                            Financial Expenses

	2013	2012	2011
Interest on debt securities	2,585	2,576	2,662
Net exchange (gain) loss	(21)	2	(5)
Guarantee fees related to debt securities[a]	200	197	188
	2,764	2,775	2,845
Less
Capitalized financial expenses	302	306	300
Net investment income	29	28	17
	331	334	317
	2,433	2,441	2,528

a)     Guarantee fees related to debt securities are paid to the Québec government.

Note 7                                                            Discontinued Operations

In September 2012, the decision was made to abandon the project to refurbish Gentilly-2 nuclear generating station and to terminate all nuclear power operations. The facility continued to generate electricity until the end of 2012, in accordance with the terms and conditions of its operating licence, after which time Hydro-Québec started to prepare it for dormancy with a view to dismantling it around the year 2060.

Gentilly-2 generating station’s operating result is presented under Discontinued operations in the consolidated statements of operations. For segmented information purposes, the discontinued operations are classified under Generation and Transmission.

The abandonment of the refurbishment project led to the write-off of the property, plant and equipment under construction for this project, for a total amount of $990 million.

Since the refurbishment project was abandoned, Hydro-Québec also had to test all of its nuclear generation assets for impairment. The carrying amount of these assets, including the increase in the asset retirement obligations related to the facility’s dismantling, was compared to their fair value, which was determined using the discounted cash flow method. An impairment charge of $827 million was recognized, reducing the carrying amount of nuclear generation assets to zero.

The following table provides a breakdown of the result from discontinued operations:

	2013	2012	2011
Operating result
Revenue	—	144	147
Expenditure	(4)	203	222
	4	(59)	(75)
Write-off of property, plant and equipment under construction	—	(990)	—
Impairment of nuclear generating station assets
Property, plant and equipment	—	(795)[a]	—
Materials, fuel and supplies	—	(32)	—
	—	(827)	—
	4	(1 876)	(75)

a)     Including a $365-million increase in the asset retirement obligations related to the facility’s dismantling.

Note 8                                                            Property, Plant and Equipment

2013
	In service	Accumulated depreciation	Under construction	Net carrying amount
Generation
Hydraulic	41,782	15,509	3,614	29,887
Thermal	708	679	—	29
Other	737	447	11	301
	43,227	16,635	3,625	30,217
Transmission
Substations and lines	26,304	9,917	1,702	18,089
Other	2,330	1,340	101	1,091
	28,634	11,257	1,803	19,180
Distribution
Substations and lines	13,111	5,701	370	7,780
Other	2,977	1,672	135	1,440
	16,088	7,373	505	9,220
Construction	32	18	—	14
Corporate and Other Activities	1,135	774	85	446
	89,116	36,057	6,018	59,077

2012
	In service	Accumulated depreciation	Under construction	Net carrying amount
Generation
Hydraulic	40,306	14,850	3,753	29,209
Thermal	784	737	—	47
Nuclear[a]	2,329	2,329	—	—
Other[a]	775	478	20	317
	44,194	18,394	3,773	29,573
Transmission
Substations and lines[a]	25,177	9,322	1,215	17,070
Other[a]	2,273	1,313	105	1,065
	27,450	10,635	1,320	18,135
Distribution
Substations and lines	12,659	5,382	358	7,635
Other	2,862	1,662	168	1,368
	15,521	7,044	526	9,003
Construction	30	18	1	13
Corporate and Other Activities	1,113	738	75	450
	88,308	36,829	5,695	57,174

a)     In 2012, the abandonment of nuclear power operations led to the recognition of an impairment charge of $795 million for property, plant and equipment in service and to a write-off of $990 million for property, plant and equipment under construction, as indicated in Note 7, Discontinued Operations.

Note 9                                                            Intangible Assets

	2013			2012
	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
Intangible assets
Subject to amortization
EEP	1,662	696	966	1,548	555	993
Software and licences	1,645	1,014	631	1,495	949	546
Development costs	58	28	30	52	28	24
Patents	24	11	13	23	9	14
	3,389	1,749	1,640	3,118	1,541	1,577
Not subject to amortization
Servitudes			396			382
Rights			287			282
			683			664
			2,323			2,241

The additions of internally generated intangible assets subject to amortization totaled $277 million in 2013 ($261 million in 2012 and $308 million in 2011).

Note 10                                                     Investments

	2013	2012
At equity
Churchill Falls (Labrador) Corporation Limited	125	115
CITEQ inc.	(5)	(5)
	120	110
Other	26	24
	146	134

Note 11                                                     Other Assets

	Note	2013	2012
Accrued benefit assets	21	3,886	3,380
Government reimbursement for the 1998 ice storm[a]		66	59
Receivables[b]		281	265
Other		25	27
		4,258	3,731

a)     In accordance with the terms and conditions in effect since January 1, 2013, the full amount of the reimbursement will be paid no later than October 15, 2019, and interest calculated at the Bankers’ Acceptance Rate for a 12-month term will be paid on an annual basis. In 2012, the full amount of the reimbursement was payable in quarterly installments of $3 million, including interest at an annual rate of 7.2%. No current portion is presented as at December 31, 2013 ($9 million as at December 31, 2012, presented under Accounts receivable and other receivables). The fair value of this financial asset, including the current portion, was $66 million as at December 31, 2013 ($81 million as at December 31, 2012).

b)     Including assets of $281 million related to variances between the actual amount of certain specific items and the amount provided in rate cases for these items ($262 million as at December 31, 2012). Financial expenses related to these assets are capitalized at the rate of return authorized by the Régie, such that their carrying amount approximates their fair value. They are recovered over a one- to five-year period.

Note 12                                                   Asset Retirement Obligations

Liabilities arising from asset retirement obligations relate to the costs of dismantling Gentilly-2 nuclear generating station, the removal of spent nuclear fuel resulting from its operation, and the dismantling of thermal generating stations and certain fuel tanks and transmission substations. In 2012, following the abandonment of the project to refurbish Gentilly-2 generating station, the key assumptions underlying the calculation parameters and the estimated amount of the obligations related to the dismantling of the facility at the end of its useful life were reviewed. The main impact of this review was to advance the start of work by 27 years.

The aggregate carrying amount of asset retirement obligations is as follows:

2013
	Dismantling of nuclear generating station[a]	Removal of spent nuclear fuel[a]	Dismantling of other assets	Total
Balance, beginning of year	588	229	135	952
Liabilities incurred	—	—	50	50
Accretion expense	33	20	6	59
Liabilities settled	(92)	(1)	(17)	(110)
Revision of estimated cash flows and expected timing of payments	—	—	1	1
Balance, end of year	529	248	175	952
Less
Current portion	93	4	21	118
	436	244	154	834

2012
	Dismantling of nuclear generating station[a]	Removal of spent nuclear fuel[a]	Dismantling of other assets	Total
Balance, beginning of year	208	201	131	540
Liabilities incurred	—	12	—	12
Accretion expense	15	18	4	37
Liabilities settled	—	(2)	(5)	(7)
Revision of estimated cash flows and expected timing of payments	365	—	5	370
Balance, end of year	588	229	135	952
Less
Current portion	122	3	53	178
	466	226	82	774

a)     The Québec government has provided an irrevocable financial guarantee of up to $685 million to the Canadian Nuclear Safety Commission for the performance of Hydro-Québec’s obligations with regard to the cost of dismantling Gentilly-2 generating station and the removal of spent nuclear fuel.

Note 12                                                   Asset Retirement Obligations (continued)

The carrying amount of the asset retirement obligations is based on the following key assumptions:

	Dismantling of nuclear generating station	Removal of spent nuclear fuel	Dismantling of other assets
Estimated cash flows (in constant dollars) required to settle the obligations[a]
As at December 31, 2013	1,232	677	213
As at December 31, 2012	1,192	663	172
Expected timing of payment of the cash flows required to settle the obligations
As at December 31, 2013	Between 2014 and 2066	Between 2014 and 2164	Between 2014 and 2092
As at December 31, 2012	Between 2013 and 2062	Between 2013 and 2164	Between 2013 and 2092
Credit quality—adjusted, risk-free rate (%)
Initial recognition of obligations	6.4	6.4	Between 1.0 and 6.4
Subsequent recognition of obligations	Between 4.3 and 5.7	Between 3.6 and 5.7	Between 1.1 and 4.4

a)     Inflation rates varying between 1.9% and 3.7% were used to determine the asset retirement obligations.

HYDRO-QUÉBEC TRUST FOR MANAGEMENT OF NUCLEAR FUEL WASTE

Under the Nuclear Fuel Waste Act (NFWA), which came into force in 2002, the owners of nuclear fuel waste in Canada were required to set up a management organization, the Nuclear Waste Management Organization, and each of them was required to establish a trust fund to finance the cost of long-term management of its nuclear fuel waste.

In April 2009, the Government of Canada approved a formula for financing the costs of the approach adopted for long-term nuclear fuel waste management. The amounts deposited in the trust funds can only be used to finance the implementation of this approach.

Hydro-Québec has made all the payments required under the NFWA. As at December 31, 2013, the investments held in the Hydro-Québec trust fund were composed of Hydro-Québec securities, the fair value of which totaled $117 million ($112 million as at December 31, 2012).

The Hydro-Québec Trust for Management of Nuclear Fuel Waste is considered a variable interest entity of which Hydro-Québec is the primary beneficiary.

Note 13                                                     Long-Term Debt

Long-term debt is mainly composed of bonds, medium-term notes and other debts, including liabilities under agreements entered into with local communities. The following table presents a breakdown of the debt at amortized cost, including the current portion, by currency at the time of issue and at the time of repayment. Currency swaps and forward contracts traded for currency risk management purposes related to long-term debt were taken into account in determining the percentages of debt by currency at the time of repayment.

				2013				2012
			At time of issue	At time of repayment			At time of issue	At time of repayment
	In Canadian dollars and other currencies	At closing exchange rates as at the balance sheet date	%	%	In Canadian dollars and other currencies	At closing exchange rates as at the balance sheet date	%	%
Hydro-Québec’s debt
Canadian dollars[a]	35,058	35,058	80	100	33,681	33,681	79	99
U.S. dollars	8,091	8,601	19	—	8,757	8,705	20	1	[b]
Other currencies
Euros	60	88	—	—	60	79	—	—
Pounds sterling	199	352	1	—	199	322	1	—
Yen	1,000	10	—	—	1,000	11	—	—
		44,109				42,798
Subsidiaries’ debt
U.S. dollars	10	11	—	—	14	14	—	—
		44,120	100	100		42,812	100	100
Plus
Adjustment for fair-value hedged risk		104				437
		44,224				43,249
Less
Current portion		1,157				694
		43,067				42,555

a)     Including non-interest-bearing debts other than bonds and medium-term notes for a discounted amount of $1,123 million as at December 31, 2013 ($1,113 million as at December 31, 2012).

b)     100% of which were designated as hedges for U.S.-dollar sales.

Note 13                                                   Long-Term Debt (continued)

INTEREST RATES

The following table shows interest rates, which take into account stated interest rates on bonds and medium-term notes, including premiums, discounts and issue expenses, as well as the effect of swaps traded for currency risk and interest rate risk management purposes related to long-term debt:

%	2013				2012
Maturity	Canadian dollars	U.S. dollars	Other currencies	Weighted average	Weighted average
1 to 5 years	2.26	1.47	9.20	2.28	2.65
6 to 10 years	10.06	9.09	—	9.76	9.66
11 to 15 years	7.50	8.27	—	8.27	8.30
16 to 20 years	3.70	9.84	—	7.55	7.52
21 to 25 years	5.62	—	—	5.62	5.62
26 to 30 years	5.11	—	—	5.11	5.11
31 to 35 years	4.89	—	—	4.89	4.89
36 to 40 years	4.31	—	—	4.31	4.35
41 to 45 years	—	—	—	—	—
46 to 50 years	6.53	—	—	6.53	6.53
51 to 55 years	—	—	—	—	—

Weighted average	5.10	8.47	9.20	5.44	5.54

As at December 31, 2013, the floating-rate portion of long-term debt amounted to 9.8%, or 10.4% including perpetual debt (9.0%, or 9.6% including perpetual debt, as at December 31, 2012).

FAIR VALUE

As at December 31, 2013, the fair value of the long-term debt, including the current portion, amounted to $54,556 million ($58,894 million as at December 31, 2012). Including swaps and forward contracts traded for currency risk and interest rate risk management purposes related to long-term debt, it totaled $55,027 million ($59,471 million as at December 31, 2012). Fair value is obtained by discounting future cash flows, and is calculated on the basis of forward interest rates derived from interest rates at the balance sheet date for similar instruments traded on capital markets. Changes in fair value reflect sensitivity to capital market interest rates. However, Management’s primary intention is to hold these debt securities until maturity.

CREDIT FACILITY AND LINES OF CREDIT

Hydro-Québec has an undrawn credit facility of US$2,000 million ($2,127 million), including a US$750-million ($798 million) swing loan, which will expire in 2018. Any debt securities will bear interest at a rate based on the London Interbank Offered Rate (LIBOR), except for the swing loan, which is at the U.S. base rate. Hydro-Québec also has access to undrawn operating lines of credit totaling $434 million, which are renewed automatically in the absence of notice to the contrary and bear interest at the prime rate.

Note 14                                                     Other Liabilities

	Note	2013	2012
Accrued benefit liabilities	21	909	847
Accounts payable[a]		158	156
		1,067	1,003

a)     Including a balance of $20 million as at December 31, 2013 ($29 million as at December 31, 2012) payable to the Québec government under the Act to establish the Northern Development Fund. The current portion, presented under Accounts payable and accrued liabilities, totaled $10 million as at December 31, 2013 and 2012. These amounts will be paid in installments of $10 million per year from 2014 to 2016.

Note 15                                                     Perpetual Debt

Perpetual notes in the amount of $253 million (US$238 million) as at December 31, 2013, and of $275 million (US$276 million) as at December 31, 2012, bear interest at LIBOR, plus 0.0625%, as calculated semiannually. The notes are redeemable at Hydro-Québec’s option. In 2013, portions totaling $40 million (US$38 million) were repurchased on the secondary market and then canceled. In 2012, none of the notes were redeemed. Various derivative instruments are used to mitigate the currency risk associated with this debt.

As at December 31, 2013 and 2012, the rates applicable to the perpetual notes were 0.4% and 0.8%, respectively. As at December 31, 2013, the fair value of these notes was $214 million ($232 million as at December 31, 2012). Fair value is obtained by discounting future cash flows, and is calculated on the basis of forward interest rates derived from interest rates at the balance sheet date for similar instruments traded on capital markets.

Note 16                                                     Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market, liquidity and credit risk. Exposure to such risks and the impact on results are significantly reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

MARKET RISK

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices. Hydro-Québec is exposed to three main types of market risk: currency risk, interest rate risk and risk associated with aluminum and energy prices. Active integrated management of these three types of risk aims to limit their impact on results through mitigation measures so that exposure to each risk is reduced to an acceptable level.

MANAGEMENT OF LONG-TERM RISK

Management of risk associated with sales in U.S. dollars

Currency risk — Hydro-Québec uses currency swaps and a portion of its U.S. dollar—denominated debt to manage currency risk associated with probable U.S.-dollar sales, designating them as cash flow hedges. The impact of these hedging transactions on results is recognized in Revenue.

Management of risk associated with debt

Currency risk and interest rate risk — Hydro-Québec uses currency swaps and forward contracts to manage the currency risk associated with long-term debt and perpetual debt, as well as forward contracts and interest-rate swaps to modify long-term exposure to interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges or fair value hedges, depending on the risk hedged. The impact on results of foreign currency hedging transactions and those associated with debt interest rates is recognized in Financial expenses.

The following table shows the notional amounts of swaps and forward contracts used to manage risk associated with U.S.-dollar sales and with the debt, expressed in Canadian dollars and foreign currencies:

	2013[a]					2012[a]
Maturity	1 to 5 years	6 to 10 years	11 to 15 years	16 to 20 years	Total	Total
Swaps
Canadian dollars	223	(2,381)	(2,292)	(2,054)	(6,504)	(6,441)
U.S. dollars	(12)	2,030	1,950	1,750	5,718	5,806
Other currencies
Euros	61	—	—	—	61	61
Pounds sterling	200	—	—	—	200	200
Yen	1,000	—	—	—	1,000	1,000
Forward contracts
U.S. dollars	2,241	—	—	—	2,241	2,280

a)     Figures in parentheses represent amounts to be paid.

Note 16                                                     Financial Instruments (continued)

The following table shows the fair value of swaps and forward contracts used to manage risk associated with U.S.-dollar sales and with the debt, expressed in Canadian dollars:

	2013	2012
Derivative instruments designated as cash flow hedges for U.S.-dollar sales[a]	172	217
Derivative instruments designated as cash flow hedges for debt	(1,079)	(1,802)
Derivative instruments designated as fair value hedges for debt	190	507
	(717)	(1,078)
Derivative instruments not designated as hedges[b]	620	920
	(97)	(158)

a)     Apart from these derivative instruments, a portion of the long-term debt, with a nominal amount of US$88 million as at December 31, 2013 (US$351 million as at December 31, 2012), was also designated as a cash flow hedge for U.S.-dollar sales.

b)     These instruments were traded as part of Hydro-Québec’s risk management, and $419 million was in consideration of amounts received or disbursed with respect to credit risk mitigation agreements in 2013 ($708 million in 2012).

MANAGEMENT OF SHORT-TERM RISK

Currency risk — Hydro-Québec uses forward contracts to manage its foreign currency risk exposure over the short term. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact of currency risk hedging transactions on results is recognized in the line item affected by the hedged item, namely Revenue, Electricity and fuel purchases, or Financial expenses. The nominal amount of open positions as at December 31, 2013, was US$509 million in sales contracts (US$12 million as at December 31, 2012).

Interest rate risk — Hydro-Québec uses forward rate agreements to manage short-term interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge short-term interest rate risk is recognized in Financial expenses.

Price risk — Hydro-Québec uses mainly swaps and commodity futures to manage risk resulting from fluctuations in energy and aluminum prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge the risk of variability in energy and aluminum prices is recognized in the line item affected by the hedged item, namely Revenue or Electricity and fuel purchases. Hydro-Québec has traded electricity swaps for which open positions as at December 31, 2013, were 15.6 TWh (17.0 TWh as at December 31, 2012) and natural gas futures for which open positions as at December 31, 2013, totaled 4.1 million MMBtu (1.4 million MMBtu as at December 31, 2012). As at December 31, 2013, it had no open positions to hedge the risk of variability in aluminum prices (150,000 tonnes as at December 31, 2012).

The fair value of derivative instruments used to manage short-term financial risks, depending on whether or not they are designated as hedges, is shown in the table below:

	2013	2012
Derivative instruments designated as cash flow hedges	(230)	(18)
Derivative instruments not designated as hedges	(2)	18
	(232)[a,b]	—	[a]

a)     This amount includes financial instruments measured on the basis of quoted stock market prices (Level 1) of $1 million (nil in 2012).

b)     The amounts paid to clearing agents pursuant to margin calls related to the derivative instruments traded totaled $248 million as at December 31, 2013 ($11 million as at December 31, 2012). These amounts, which are subject to restrictions, are presented under Cash and cash equivalents.

Note 16                                                     Financial Instruments (continued)

EFFECT OF HEDGES

Effect of hedges on results

Effect of cash flow hedges

As at December 31, 2013, the net loss related to the ineffectiveness of cash flow hedges recognized in operations totaled $2 million ($7 million as at December 31, 2012 and $3 million as at December 31, 2011).

As at December 31, 2013, Hydro-Québec estimated at $6 million the amount of net losses presented in Accumulated other comprehensive income that would be reclassified to operations in the next 12 months (net gain of $191 million as at December 31, 2012 and of $192 million as at December 31, 2011).

In 2013, Hydro-Québec reclassified a net loss of $7 million from Accumulated other comprehensive income to operations (nil in 2012 and a net loss of $10 million in 2011) as a result of the discontinuance of cash flow hedges.

As at December 31, 2013, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was three years (four years as at December 31, 2012 and five years as at December 31, 2011).

Effect of fair value hedges

As at December 31, 2013, the net loss related to the ineffectiveness of fair value hedges recognized in operations totaled $5 million (net gain of $11 million as at December 31, 2012 and of $9 million as at December 31, 2011).

Effect of revaluation of derivative instruments not designated as hedges

As at December 31, 2013, the net gain recognized in operations as a result of the revaluation, at fair value, of derivative instruments to which hedge accounting was not applied totaled $122 million (net loss of $23 million as at December 31, 2012 and  net gain of $71 million as at December 31, 2011). These instruments are essentially related to risk management transactions.

Sensitivity analyses

The risks associated with variability in foreign exchange rates, interest rates, and aluminum and energy prices are the subject of integrated management aimed at limiting the impact of such risks on results. Most of the derivative instruments traded are designated as cash flow hedges or fair value hedges and therefore reduce the volatility of results, except for the ineffective portion of the hedges, which is insignificant. Derivative instruments which are not designated as hedges, but which nonetheless serve to hedge at-risk opposite positions, also reduce the volatility of results. The sensitivity of results is thus limited to net exposure to unhedged risks.

As at December 31, 2013, had the exchange rate (C$/US$1) been 5% higher or lower, the net result would have been $14 million higher or lower, respectively ($12 million as at December 31, 2012), while Other comprehensive income would have been $125 million higher or lower, respectively ($166 million as at December 31, 2012). The analysis is based on financial assets and liabilities denominated in U.S. dollars, including a cash and cash equivalents amount of US$246 million (US$84 million as at December 31, 2012).

As at December 31, 2013, had interest rates been 50 basis points higher or lower, the net result would have been $3 million higher or $4 million lower, respectively ($3 million higher or lower as at December 31, 2012), while Other comprehensive income would have been $52 million higher or $56 million lower, respectively ($85 million higher or $88 million lower as at December 31, 2012). The analysis is based on cash equivalents, short-term investments, borrowings and floating-rate debt as well as on interest-rate-sensitive derivative instruments.

As at December 31, 2013, had the price of aluminum been 5% higher or lower, the impact on the net result would have been nil ($1 million higher or lower, respectively, as at December 31, 2012), and the impact on Other comprehensive income would also have been nil ($16 million higher or lower, respectively, as at December 31, 2012).

Note 16                                                     Financial Instruments (continued)

LIQUIDITY RISK

Liquidity risk is the risk that an entity will have difficulty meeting commitments related to its financial liabilities.

Hydro-Québec’s exposure to this risk is reduced by a large volume of cash flows from operating activities, a diversified portfolio of highly liquid or readily convertible instruments traded with high-quality counterparties, preauthorized sources of financing, the quality of Hydro-Québec’s signature on financial markets, diversified sources of financing and its management of the proportions of floating-rate debt and debt repayable in foreign currency.

Moreover, as at December 31, 2013, $41,085 million in long-term debt, perpetual debt and borrowings, net of the sinking fund, was guaranteed by the Québec government ($39,966 million as at December 31, 2012).

Maturities of financial liabilities are presented in the following table. The amounts reported are contractual undiscounted cash flows, representing payments of principal and interest for financial liabilities as at December 31, 2013.

Maturity	Borrowings[a]		Accounts payable and accrued liabilities		Dividend payable		Long-term debt		Derivative instruments[b]
2014	23		1,741		2,207		3,552		702
2015	—		41		—		4,785		265
2016	—		31		—		3,916		97
2017	—		31		—		3,381		77
2018	—		—		—		3,422		68
1 to 5 years	23		1,844		2,207		19,056		1,209
6 to 10 years	—		—		—		18,221		543
11 to 15 years	—		—		—		9,623	[c]	448
16 to 20 years	—		—		—		9,794		255
21 to 25 years	—		—		—		10,256		—
26 to 30 years	—		—		—		8,557		—
31 to 35 years	—		—		—		8,732		—
36 to 40 years	—		—		—		9,309		—
41 to 45 years	—		—		—		1,667		—
46 to 50 years	—		—		—		1,037		—
51 to 55 years	—		—		—		268		—
56 years and over	—		—		—		26,943		—
Total	23		1,844		2,207		123,463		2,455
Carrying amount	23	[d]	1,844	[d,e]	2,207	[d]	44,224	[f]	1,871

a)     As at December 31, 2013, the weighted average interest rate on interest-bearing borrowings was 1.13% (1.13% as at December 31, 2012).

b)     Agreements entered into with certain counterparties to limit the market value of these financial instruments could result in cash receipts or payments at dates different from the initially scheduled maturity.

c)      Certain debts carry sinking fund requirements. An amount of $594 million ($594 million as at December 31, 2012) was reported under Short-term investments for this purpose.

d)     Because of their short-term maturities, the carrying amount of these financial liabilities approximates their fair value.

e)      Of this amount, $1,741 million was recorded in Accounts payable and accrued liabilities, and $103 million in Other liabilities.

f)       Including current portion.

Contractual maturities of perpetual debt, whose terms and conditions are described in Note 15, Perpetual Debt, result in semiannual interest flows.

Note 16                                                     Financial Instruments (continued)

CREDIT RISK

Credit risk is the risk that one party to a financial asset will fail to meet its obligations.

Hydro-Québec is exposed to credit risk related to cash and cash equivalents, short-term investments and derivative instruments traded with financial institutions. It is also exposed to credit risk related to accounts receivable and other receivables, which arises primarily from its day-to-day electricity sales in and outside Québec. Credit risk is limited to the carrying amount presented under assets on the balance sheet, which approximates fair value.

Cash and cash equivalents, short-term investments and derivative instruments

In order to reduce its credit risk exposure, Hydro-Québec deals with Canadian and international issuers and financial institutions with high credit ratings. In addition, it applies policies to limit risk concentration as well as various monitoring programs and sets credit limits for each counterparty. Through prior agreements, it can also limit the market value of the main derivative instrument portfolios. Any variation in market value beyond the agreed-upon limit results in a cash receipt or payment. As at December 31, 2013, substantially all counterparties dealing with Hydro-Québec had a credit rating of A- or better, and none of them had defaulted on their obligations to Hydro-Québec.

Accounts receivable and other receivables

Exposure to credit risk from electricity sales is limited due to Hydro-Québec’s large and diverse customer base. Management believes that Hydro-Québec is not exposed to a significant credit risk, particularly because sales in Québec are billed at rates that allow for recovery of costs based on the terms and conditions set by the Régie. Moreover, Hydro-Québec holds as collateral customer deposits totaling $98 million ($92 million as at December 31, 2012), of which $24 million ($25 million as at December 31, 2012) is recognized in Accounts payable and accrued liabilities and $74 million ($67 million as at December 31, 2012) in Other liabilities.

The value of accounts receivable, by age and net of the related allowance for doubtful accounts, is presented in the table below:

	2013	2012
Accounts receivable
Under 30 days[a]	1,664	1,368
30 to 60 days	50	41
61 to 90 days	21	16
Over 90 days	138	137
	1,873	1,562
Other receivables[b]	304	349
Accounts receivable and other receivables[c]	2,177	1,911

a)     Including unbilled electricity deliveries, which totaled $1,309 million as at December 31, 2013 ($1,192 million as at December 31, 2012).

b)     Including a $67-million financial guarantee ($60 million in 2012) covering certain derivative instruments held at year end.

c)      Including US$180 million (US$148 million in 2012) translated at the exchange rate in effect at the balance sheet date.

In 2013, the allowance for doubtful accounts increased by $12 million ($4 million in 2012) to $328 million as at December 31 ($316 million as at December 31, 2012). The allowance is based on a specific percentage deemed appropriate for each account age group and customer standing.

Note 17                                                     Interests in Joint Ventures

The proportionate share of the joint venture items included in the consolidated financial statements is presented in the table below. These joint ventures consist of the interests managed by Hydro-Québec Production and the Groupe — Technologie.

	2013	2012	2011
Operations
Revenue	169	143	158
Expenditure and financial expenses	141	76	78
Net result	28	67	80
Balance Sheets
Current assets	35	27	24
Long-term assets	624	645	654
Current liabilities	43	14	11
Long-term liabilities	—	12	18
Net assets	616	646	649
Cash Flows
Operating activities	80	82	97
Investing activities	(7)	(7)	(4)
Financing activities	(65)	(68)	(60)
Net change in cash and cash equivalents	8	7	33

Note 18                                                     Equity

SHARE CAPITAL

The authorized share capital consists of 50,000,000 shares with a par value of $100 each, of which 43,741,090 shares were issued and paid up as at December 31, 2013 and 2012.

RETAINED EARNINGS

Under the Hydro-Québec Act, the dividends to be paid by Hydro-Québec are declared once a year by the Québec government, which also determines the terms and conditions of payment. For a given financial year, the dividend cannot exceed the distributable surplus, equal to 75% of the net result. This calculation is based on the consolidated financial statements. However, in respect of a given financial year, no dividend may be declared in an amount that would have the effect of reducing the capitalization rate to less than 25% at the end of the year. All or a portion of the distributable surplus that has not been subject to a dividend declaration may no longer be distributed to the shareholder as a dividend.

For 2013, the dividend is $2,207 million ($645 million for 2012 and $1,958 million for 2011).

ACCUMULATED OTHER COMPREHENSIVE INCOME

CASH FLOW HEDGES

	2013	2012	2011
Balance, beginning of year	(225)	(158)	227
Change for the year	(323)	(67)	(385)
Balance, end of year	(548)	(225)	(158)

Note 19                                                     Capital Management

Hydro-Québec manages its capital in such a way as to meet its shareholder’s expectations, safeguard its funds at all times and sustain its growth. It fosters a management environment allowing it to enhance the long-term value of its assets and equity, ensure its financial sustainability, preserve its financing capability and safeguard its funds and securities.

In addition to equity, capital includes long-term debt, less the sinking fund, plus perpetual debt, borrowings and derivative instruments.

Hydro-Québec uses its capitalization rate to monitor its capital structure. It aims to maintain capitalization at no less than 25%.

CAPITALIZATION

	2013	2012
Equity	19,394	18,982
Long-term debt, including current portion	44,224	43,249
Sinking fund[a]	(594)	(594)
Perpetual debt	253	275
Borrowings	23	19
Derivative instruments	329	158
Total	63,629	62,089
Capitalization rate (%)[b]	30.5	30.6

a)     The sinking fund is reported under Short-term investments.

b)     Equity divided by the sum of equity, long-term debt, current portion of long-term debt, perpetual debt, borrowings and derivative instrument liabilities, less derivative instrument assets and sinking fund.

In 2013, Hydro-Québec’s capital management objectives were unchanged from 2012.

Note 20                                                     Supplementary Cash Flow Information

	2013	2012	2011
Change in non-cash working capital items
Accounts receivable and other receivables	(259)	(172)	105
Materials, fuel and supplies	(17)	25	78
Accounts payable and accrued liabilities	128	14	83
Accrued interest	17	(67)	(79)
	(131)	(200)	187
Investing activities not affecting cash
Increase in property, plant and equipment and intangible assets	110	616	239
Interest paid	2,041	1,968	2,180

Note 21                                                     Employee Future Benefits

Hydro-Québec’s pension plan (the Pension Plan) is a fully funded contributory plan that ensures pension benefits based on the number of years of service and an average of the best five years of earnings. These benefits are indexed annually based on a rate which is the greater of the inflation rate, up to a maximum of 2%, and the inflation rate less 3%.

Hydro-Québec also offers other post-retirement benefits as well as post-employment benefits. Post-retirement benefits are provided by group life, medical and hospitalization insurance plans, which are contributory plans with contributions adjusted annually. Post-employment benefits are under non-contributory salary insurance plans, which pay short- and long-term disability benefits. Most of these plans are not funded, with the exception of the long-term disability salary insurance plan, which is fully funded, and the supplementary group life insurance plan, which is partially funded.

All Hydro-Québec’s plans are defined benefit plans. The accrued benefit obligations of these plans, valued by independent actuaries, and their assets, at fair value, are valued as at December 31 of each year. The most recent actuarial valuation of the Pension Plan for funding purposes was as at December 31, 2012, at which date the plan was funded at 104.6%. The next valuation must be as at December 31, 2013.

CHANGES IN ACCRUED BENEFIT OBLIGATIONS AND IN PLAN ASSETS AT FAIR VALUE

	Pension Plan		Other plans
	2013	2012	2013	2012
Accrued benefit obligations
Balance, beginning of year	19,173	16,903	1,197	1,061
Current service cost	379	323	48	43
Employee contributions	131	134	—	—
Benefit payments and refunds	(819)	(756)	(59)	(55)
Interest on obligations	829	839	52	52
Actuarial (gain) loss	(1,091)	1,730	(64)	96
Plan amendments	26	—	(49)	—
Balance, end of year	18,628	19,173	1,125	1,197
Plan assets at fair value
Balance, beginning of year	16,414	14,897	68	68
Actual return on plan assets	2,197	1,489	2	2
Employee contributions	131	134	—	—
Contributions by Hydro-Québec	809	650	14	10
Benefit payments and refunds	(819)	(756)	(12)	(12)
Balance, end of year	18,732	16,414	72	68
Surplus (deficit), end of year	104	(2,759)	(1,053)	(1,129)
Unamortized past service cost (credit)	125	137	(49)	—
Unamortized net actuarial loss	3,657	6,155	193	269
Unamortized transitional (asset) obligation	—	(153)	—	13
Accrued benefit assets (liabilities)	3,886	3,380	(909)	(847)

Note 21                                                     Employee Future Benefits (continued)

ADDITIONAL DISCLOSURES WITH RESPECT TO PLAN ASSETS

As at December 31, plan assets, at fair value, consisted of:

	Pension Plan		Other plans
%	2013	2012	2013	2012
Bonds	41	49	93	96
Equities	44	39	—	—
Real estate investments	12	11	—	—
Other	3	1	7	4
	100	100	100	100

Assets of the plans include the following securities issued by Hydro-Québec and by the Québec government and some of its agencies:

	Pension Plan		Other plans
	2013	2012	2013	2012
Bonds	1,136	1,189	68	65

Administrative and management expenses billed to the Pension Plan by Hydro-Québec amounted to $14 million in 2013 and in 2012.

CASH PAYMENTS

Cash payments made by Hydro-Québec for employee benefit plans consist of contributions made to the funded plans and the benefits paid to employees and pensioners under unfunded plans. The cash payment details are as follows:

	2013	2012	2011
Contributions by Hydro-Québec
Pension Plan	809	650	649
Other funded plans	14	10	5
Benefit payments
Unfunded plans	46	44	43
	869	704	697

In accordance with the actuarial valuation for funding purposes, Hydro-Québec made current contributions of $261 million in 2013 ($256 million in 2012), including additional contributions of $73 million ($83 million in 2012), to cover the current service cost, and a special contribution of $548 million ($394 million in 2012) to cover part of the unfunded actuarial liability. The special contributions paid in 2013 and 2012 take into account certain temporary relief measures introduced by the Act to amend the Supplemental Pension Plans Act and other legislative provisions in order to reduce the effects of the financial crisis on plans covered by the Act and, in particular, the extension of the period to cover the unfunded actuarial liability.

Note 21                                                     Employee Future Benefits (continued)

ELEMENTS OF ACCRUED BENEFIT COST RECOGNIZED FOR THE YEAR

	Pension Plan			Other plans
	2013	2012	2011	2013	2012	2011
Current service cost[a]	379	323	281	48	43	44
Interest on obligations	829	839	823	52	52	53
Actual return on plan assets	(2,197)	(1,489)	(562)	(2)	(2)	(2)
Actuarial (gain) loss	(1,091)	1,730	1,355	(64)	96	34
Plan amendments	26	—	—	(49)	—	—
(Credit) cost before adjustments required to recognize the long-term nature of employee future benefits	(2,054)	1,403	1,897	(15)	189	129
Difference between actual and expected return on assets	1,071	406	(403)	—	—	(1)
Difference between actuarial (gain) loss on accrued benefit obligations and actuarial loss recognized	1,427	(1,548)	(1,269)	76	(90)	(28)
Difference between plan amendments and amortization of past service cost	12	48	50	49	—	—
Amortization of transitional (asset) obligation	(153)	(152)	(152)	13	12	13
	2,357	(1,246)	(1,774)	138	(78)	(16)
Cost recognized for the year	303	157	123	123	111	113

a)    For the long-term disability salary insurance plan, the current service cost corresponds to the cost of new disability cases for the year.

SIGNIFICANT ACTUARIAL ASSUMPTIONS

The following actuarial assumptions, used to determine the accrued benefit obligations and cost recognized for the plans, result from a weighted average:

	Pension Plan			Other plans
%	2013	2012	2011	2013	2012	2011
Accrued benefit obligations
Rate at end of year
Discount rate	4.77	4.36	5.01	4.77	4.36	5.01
Salary escalation rate[a]	2.51	2.25	2.61	—	—	—
Accrued benefit cost recognized
Rate at end of prior year
Discount rate	4.36	5.01	5.54	4.36	5.01	5.54
Expected long-term rate of return on plan assets	6.75	6.75	6.75	3.91	4.03	4.45
Salary escalation rate[a]	2.25	2.61	2.60	—	—	—

a)     This rate takes salary increases into account as well as promotion opportunities while in service.

As at December 31, 2013, health care costs were based on an annual growth rate of 5.60% for 2014. According to the assumption used, this rate will then decrease to a final rate of 4.90% in 2030. A change of 1% in this annual growth rate would have had the following impact for 2013:

	1% increase	1% decrease
Impact on current service cost and interest cost on accrued benefit obligations for the year	10	(7)
Impact on accrued benefit obligations at end of year	72	(48)

Note 22                                                     Commitments and Contingencies

ELECTRICITY PURCHASE TRANSACTIONS

On May 12, 1969, Hydro-Québec signed a contract with Churchill Falls (Labrador) Corporation Limited [CF(L)Co] whereby Hydro-Québec undertook to purchase substantially all the output from Churchill Falls generating station, which has a rated capacity of 5,428 MW. Expiring in 2016, this contract will be automatically renewed for a further 25 years under agreed-upon terms and conditions. On June 18, 1999, Hydro-Québec and CF(L)Co entered into a contract to guarantee the availability of 682 MW of additional power until 2041 for the November 1 to March 31 winter period.

As at December 31, 2013, Hydro-Québec was committed under 129 contracts, with terms extending through 2052, to purchase electricity from other power producers. These contracts represent an installed capacity of about 5,494 MW, and over half of them include renewal clauses. Hydro-Québec has also undertaken to purchase power transmission rights.

Hydro-Québec expects to make the following payments on all its electricity purchase contracts over the coming years:

2014	1,421
2015	1,606
2016	1,738
2017	1,754
2018	1,778
2019 and thereafter	30,522

GUARANTEES

In accordance with the terms and conditions of certain debt securities issued outside Canada, Hydro-Québec has undertaken to increase the amount of interest paid to non-residents in the event of changes to Canadian tax legislation governing the taxation of non-residents’ income. Hydro-Québec cannot estimate the maximum amount it might have to pay under such circumstances. Should an amount become payable, Hydro-Québec has the option of redeeming most of the securities in question. As at December 31, 2013, the amortized cost of the long-term debts concerned was $5,604 million.

INVESTMENTS

Hydro-Québec anticipates investing approximately $4 billion in property, plant and equipment and intangible assets in 2014.

In addition, Hydro-Québec has entered into various agreements with the local communities concerned by certain capital projects. The amounts related to some of these agreements are not recorded under Long-term debt because, as at December 31, 2013, the agreements concerned did not meet all the applicable criteria for the recognition of a liability. These agreements provide for annual payments as of 2021, for a maximum term of 51 years and a total amount of $618 million.

LITIGATION

In the normal course of its development and operating activities, Hydro-Québec is sometimes party to claims and legal proceedings. Management is of the opinion that an adequate provision has been made for these legal actions. Consequently, it does not foresee any adverse effect of such contingent liabilities on Hydro-Québec’s consolidated operating result or financial position.

Among other ongoing actions, some local communities have instituted proceedings against the governments of Canada and Québec, as well as against Hydro-Québec, based on demands concerning their ancestral rights. Thus, the Innus of Uashat mak Mani-Utenam are claiming $1.5 billion. In June 2009, they served notice that they had filed for an injunction to suspend work at the Romaine complex jobsite, and in May 2010, an application was added for an interlocutory injunction to suspend work on the related tie lines. As well, in November 2006, the Innus of Pessamit reactivated a case instituted in 1998 aimed at obtaining, among other things, the recognition of ancestral rights related to Québec lands on which certain hydroelectric generating facilities belonging to the Manic-Outardes complex are located. The Innus of Pessamit are claiming $500 million. The judicial proceedings are progressing, and Hydro-Québec is challenging the legitimacy of all these claims.

Note 23                                                     Segmented Information

Hydro-Québec carries on its activities in the four reportable business segments defined below. The non-reportable business segments and other activities are grouped together under Corporate and Other Activities for reporting purposes.

Generation: Hydro-Québec Production operates and develops Hydro-Québec’s generating facilities. The division provides Hydro-Québec Distribution with a base volume of up to 165 TWh of heritage pool electricity annually. In addition, it can participate in Hydro-Québec Distribution’s calls for tenders in a context of free market competition, and also sells electricity on external markets as well as engaging in arbitraging transactions.

Transmission: Hydro-Québec TransÉnergie operates and develops Hydro-Québec’s power transmission system. It markets system capacity and manages power flows throughout Québec.

Distribution: Hydro-Québec Distribution operates and develops Hydro-Québec’s distribution system and is responsible for sales and services to Québec customers. It also promotes energy efficiency and ensures the security of the supply of electricity to the Québec market.

Construction: Hydro-Québec Équipement et services partagés and Société d’énergie de la Baie James (SEBJ) design, build and refurbish generating and transmission facilities. Hydro-Québec Équipement et services partagés is responsible for projects throughout Québec, except in the territory governed by the James Bay and Northern Québec Agreement (JBNQA). SEBJ builds generating facilities in the territory governed by the JBNQA (north of the 49th parallel) and may also carry out certain projects elsewhere in Québec or outside the province.

Corporate and Other Activities: The corporate units support the divisions in the achievement of their business objectives. They include the Groupe — Technologie, Groupe — Affaires corporatives et secrétariat général, Vice-présidence — Comptabilité et contrôle, Vice-présidence — Financement, trésorerie et caisse de retraite and Vice-présidence — Ressources humaines, as well as the Direction principale — Centre de services partagés, which reports to Hydro-Québec Équipement et services partagés. The Centre de services partagés brings together internal company-wide shared services, including procurement of goods and services, real estate management, document management and materials management, as well as management of food, accommodation and air and ground transportation services.

The amounts presented for each segment are based on the financial information used to prepare the consolidated financial statements. The accounting policies used to calculate these amounts are as described in Note 1, Significant Accounting Policies, and Note 2, Effects of Rate Regulation on the Consolidated Financial Statements.

Intersegment transactions related to electricity sales are recorded based on the supply and transmission rates provided for by the Act respecting the Régie de l’énergie. The Act sets a supply rate for an annual base volume of up to 165 TWh of heritage pool electricity for the Québec market.

Other intersegment products and services are measured at full cost, which includes all costs directly associated with product or service delivery.

Most of Hydro-Québec’s revenue is from Québec, and substantially all its property, plant and equipment are related to its Québec operations. In 2013, revenue from outside Québec amounted to $1,658 million, with $1,365 million originating from the United States ($1,458 million and $1,038 million, respectively, in 2012 and $1,536 million and $1,172 million, respectively, in 2011).

Note 23                                                     Segmented Information (continued)

The following tables contain information related to operations, assets and investing activities by segment:

							2013
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	1,674	45	11,163	—	(1)	—	12,881
Intersegment customers	4,924	3,005	84	2,574	1,503	(12,090)	—
Depreciation and amortization	765	906	719	3	99	—	2,492
Financial expenses	1,170	787	453	—	27	(4)	2,433
Result from continuing operations	1,926	513	410	—	89	—	2,938
Result from discontinued operations	4	—	—	—	—	—	4
Net result	1,930	513	410	—	89	—	2,942
Total assets	32,087	20,267	13,958	459	6,519	(180)	73,110
Investing activities
Increase in property, plant and equipment and intangible assets
Affecting cash	1,381	1,915	882	5	152	—	4,335
Not affecting cash	20	82	8	—	—	—	110

							2012
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	1,316	110	10,662	—	40	8 [a]	12,136
Intersegment customers	4,725	2,995	77	2,295	1,420	(11,512)	—
Depreciation and amortization	731	917	679	4	84	—	2,415
Financial expenses	1,177	796	444	—	29	(5)	2,441
Result from continuing operations	1,541	581	503	—	111	—	2,736
Result from discontinued operations	(1,867)	(9)	—	—	—	—	(1,876)
Net result	(326)	572	503	—	111	—	860
Total assets	31,066	19,144	13,434	421	6,648	(205)	70,508
Investing activities
Increase in property, plant and equipment and intangible assets
Affecting cash	1,511	1,423	874	4	120	—	3,932
Not affecting cash	587	20	9	—	—	—	616

a)     Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than in Revenue.

Note 23                                                     Segmented Information (continued)

							2011
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	1,409	98	10,681	—	59	3 [a]	12,250
Intersegment customers	4,940	2,991	75	2,122	1,408	(11,536)	—
Depreciation and amortization	806	969	751	4	76	(3)	2,603
Financial expenses	1,132	859	511	—	30	(4)	2,528
Result from continuing operations	1,765	429	374	—	115	3	2,686
Result from discontinued operations	(75)	—	—	—	—	—	(75)
Net result	1,690	429	374	—	115	3	2,611
Total assets	31,661	18,509	12,983	398	6,317	(274)	69,594
Investing activities
Increase in property, plant and equipment and intangible assets
Affecting cash	1,467	1,292	950	5	100	—	3,814
Not affecting cash	208	21	10	—	—	—	239

a)     Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than in Revenue.

Note 24                                                     Comparative Information

Some of the prior year’s data have been reclassified to conform to the presentation adopted in the current year.

SUPPLEMENTARY INFORMATION

As per Canadian generally accepted accounting principles, long-term debt is shown at amortized cost (i.e. the nominal amount plus or minus unamortized discount and/or premium).

The following table sets forth the non-consolidated and outstanding long-term debt by issue of Hydro-Québec as of December 31, 2013, expressed in Canadian dollars and in currency units:

LONG-TERM DEBT BY ISSUE

Series	Maturity Date	Issue Date[a]	Interest Rate %	Canadian Dollars	CUSIP Number or ISIN Code		References[b]

Payable in Canadian Dollars

HG	2019-11-22	1989-11-22	10.000	$100,000,000	448814	DE 0
II	2020-01-10	1993-07-27	10.250	158,747,967	448814	EF 6
HL	2020-08-15	1990-08-15	11.000	1,110,000,000	448814	DG 5
HM	2020-08-15	1990-08-15	—	869,314,460	448814	DK 6
HX	2021-10-15	1991-10-15	10.500	1,100,000,000	448814	DW 0
IC	2022-07-15	1992-07-15	9.625	1,950,000,000	448814	DZ 3
IH	2031-02-26	1993-07-27	11.000	223,364,916	448814	EG 4
JG	2031-08-15	1999-01-26	6.000	825,675,000	448814	GY 3
JM	2045-02-15	2006-10-17	5.000	5,000,000,000	CA448814	HZ 92
JN	2050-02-15	2009-01-15	5.000	7,000,000,000	CA448814	JA 24

Medium-term notes issued under Canadian MTN program

0058	2014-02-20	2009-06-22	Floating	1,116,716,000	CA44889Z	EE 21
0052	2014-03-03	2004-03-03	4.783	12,000,000	CA44889Z	DX 11
0063	2015-02-11	2011-02-11	Floating	2,038,375,000	CA44889Z	EK 80
0062	2016-03-01	2010-02-23	3.290	14,626,000	CA44889Z	EJ 18
0056	2017-03-02	2009-03-02	4.205	14,000,000	CA44889Z	EC 64
0059	2017-04-15	2009-10-14	—	32,137,494	CA44889Z	EF 95
0049	2018-08-15	2003-09-04	5.500	150,000,000	CA44889Z	DU 71
0064	2018-09-03	2013-09-03	Floating	1,000,000,000	CA44889Z	EL 63
0057	2019-03-02	2009-03-02	4.678	14,600,000	CA44889Z	ED 48
0003	2021-08-15	1996-09-27	—	46,683,465		—	1
0060	2022-04-15	2009-10-14	—	40,261,632	CA44889Z	EG 78
0005	2024-11-07	1996-11-07	7.500	25,000,000	CA44889Z	DZ 68
0061	2027-04-15	2009-10-14	—	32,659,940	CA44889Z	EH 51
0017	2029-01-16	1999-02-02	6.500	75,000,000	CA44889Z	CK 09
0038	2031-08-15	2001-01-17	6.000	4,325,000	CA44889Z	DG 87
0009	2035-01-16	1998-02-03	6.500	686,500,000	CA44889Z	BF 23
0011	2035-01-16	1998-02-18	Various	30,462,998	CA44889Z	BH 88	2
0016	2035-01-16	1998-07-27	3.529	100,646,837	CA44889Z	CJ 36	3
0019	2035-02-15	1999-04-30	6.500	3,794,000,000	CA44889Z	CM 64
0012	2035-07-16	1998-06-05	Various	76,097,838	CA44889Z	BJ 45	4
0014	2035-07-16	1998-07-15	—	27,434,194		—	5
0020	2040-02-15	1999-05-14	6.000	3,770,500,000	CA44889Z	CN 48
0032	2050-02-15	2000-08-01	6.000	50,000,000	CA44889Z	DA 18
0033	2060-02-15	2000-11-02	Various	443,887,374	CA44889Z	DB 90	6
0037	2060-02-15	2001-01-12	Various	71,072,450	CA44889Z	DF 05	7
0039	2060-02-15	2001-01-19	Various	267,789,014	CA44889Z	DH 60	8
0040	2060-02-15	2001-01-24	Various	33,002,870	CA44889Z	DJ 27	9

Present value of lease obligations for regional offices and service facilities				24,953,384
Others				1,098,523,865
Unamortized discount and/or premium				1,735,058,494

Debt classified by currency of issue				35,163,416,192

Debt classified by currency of repayment[d]				44,120,719,464

Series	Maturity Date	Issue Date[a]	Interest Rate %	Canadian Dollars[c]		Currency Units	CUSIP Number or ISIN Code		References[b]

Payable in U.S. Dollars

IU	2016-04-01	1996-04-01	7.500	$425,440,000	US$	400,000,000	448814	EK 5
JO	2016-06-30	2011-06-30	2.000	1,063,600,000		1,000,000,000	US448814J	B05
JP	2017-06-19	2012-06-19	1.375	1,063,600,000		1,000,000,000	US4488148	U08
HS	2021-02-01	1991-02-12	9.400	957,240,000		900,000,000	448814	DM 2
HY	2022-01-15	1992-01-30	8.400	1,063,600,000		1,000,000,000	448814	DX 8
IO	2024-07-07	1994-07-07	8.050	1,063,546,820		999,950,000	448814	EJ 8
GF	2026-03-01	1986-03-13	8.875	265,900,000		250,000,000	448814	CP 6	10
GH	2026-04-15	1986-04-30	8.250	265,900,000		250,000,000	448814	CS 0	10
GQ	2027-01-15	1987-01-29	8.250	265,900,000		250,000,000	448814	CT 8
HE	2029-06-15	1989-06-22	8.625	265,900,000		250,000,000	448814	DB 6
HH	2029-12-01	1989-12-07	8.500	531,800,000		500,000,000	448814	DC 4
HK	2030-04-15	1990-04-18	9.375	531,800,000		500,000,000	448814	DF 7
HQ	2030-11-15	1990-11-20	9.500	531,800,000		500,000,000	448814	DL 4

Medium-term notes issued under U.S. MTN program

B-7	2020-12-11	1990-12-10	9.400	10,636,000		10,000,000	44881H	AF 1
B-48	2021-12-20	1991-12-19	8.680	53,180,000		50,000,000	44881H	BX 1
B-49	2022-02-15	1992-02-24	9.800	53,180,000		50,000,000	44881H	BY 9
B-64	2022-05-10	1992-04-30	9.750	21,272,000		20,000,000	44881H	CL 6
B-124	2024-11-18	1994-11-18	8.910	26,590,000		25,000,000	44881H	ET 7
B-125	2025-03-28	1995-03-28	8.400	58,498,000		55,000,000	44881H	EU 4
B-127	2026-01-03	1996-01-03	6.270	53,180,000		50,000,000	44881H	EW 0
B-63	2027-04-30	1992-04-30	9.500	21,272,000		20,000,000	44881H	CK 8
B-130	2028-07-13	1998-07-13	6.625	53,180,000		50,000,000	44881H	EZ 3

Unamortized discount and/or premium				(46,414,635)

Debt classified by currency of issue				8,600,600,185

Debt classified by currency of repayment[d]				93,263,617

Payable in Euro

D15B	2016-05-01	1986-05-01	6.000	$88,705,674		€60,529,289	DE0004780325

Unamortized discount and/or premium				(349,620)

Debt classified by currency of issue				88,356,054

Debt classified by currency of repayment[d]				—

Payable in Japanese Yen

Medium-term notes issued under Euro MTN program

34	2017-03-17	1997-03-17	4.850	$10,110,000		¥1,000,000,000	XS0074480319

Unamortized discount and/or premium				(975)

Debt classified by currency of issue				10,109,025

Debt classified by currency of repayment[d]				—

Payable in Pounds Sterling

HI	2015-03-08	1990-03-08	12.625	$264,405,000		£150,000,000	XS0015132904		11
FA	2015-09-13	1982-09-13	12.750	88,135,000		50,000,000	GB0004494216

Unamortized discount and/or premium				(1,038,375)

Debt classified by currency of issue				351,501,625

Debt classified by currency of repayment[d]				—

Total Long-term Debt				$44,213,983,081

a)                 If more than one issue date, the date of the first issue is indicated.

b)                Not redeemable unless otherwise specified.

c)                 Translated at rates in effect at December 31, 2013.

d)                Takes into account swaps related to long-term debt (see Notes 13 and 16 to the 2013 Consolidated Financial Statements).

1)                Sold at deep discount maturing semi-annually from February 15, 2011 to August 15, 2021 in equal payments.

2)                From January 16, 2022, fixed coupon amounts of $1.6 million payable semi-annually.

3)                From January 16, 1999 to January 16, 2014, interest coupons of $3 million payable semi-annually. From July 16, 2024 to January 16, 2035, interest coupons of $5.525 million payable semi-annually.

4)                Fixed rate coupon of 6.5% semi-annually commencing on January 16, 2026.

5)                Sold at deep discount maturing semi-annually from January 16, 2025 to July 16, 2035 in various payment amounts.

6)                No interest payment until February 15, 2030 exclusive. Commencing on February 15, 2030, fixed rate coupon of 45% payable semi-annually.

7)                No interest payment until February 15, 2041 exclusive. From February 15, 2041 to February 15, 2045, interest coupons of $50 million payable annually. From February 15, 2046 to February 15, 2050, interest coupons of $35 million payable annually. From February 15, 2051 to February 15, 2055, interest coupons of $20 million payable annually. From February 15, 2056 to February 15, 2059, interest coupons of $10 million payable annually.

8)                No interest payment until February 15, 2040 exclusive. Commencing on February 15, 2040, fixed rate coupon of 100% payable semi-annually.

9)                No interest payment until February 15, 2050 exclusive. From February 15, 2050 to February 15, 2052, interest coupons of $45 million payable annually. From February 15, 2053 to February 15, 2055, interest coupons of $40 million payable annually. From February 15, 2056 to February 15, 2058, interest coupons of $35 million payable annually. On February 15, 2059, interest coupon of $30 million is payable.

10)           Sinking fund debentures. As disclosed, in the 2013 Consolidated Financial Statements, an amount of $594 million was reported under Short-term investments for this purpose.

11)           Redeemable anytime at the highest of par or adjusted price as per the Fiscal Agency Agreement at the option of Hydro-Québec.